TOTAL NUMBER OF SEQUENTIAL PAGES 56
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 3

                                                               File No:333-10702

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K
      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                For the three-month period ending March 31, 2004

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F ___

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x

ITEM 1. Filing of financial results with the Superintendencia de Valores y Seguros.

          On May 10, 2004, Registrant filed with the Superintendencia de Valores y Seguros, Santiago, Chile, its Ficha Estadistica Codificada Uniforme containing its results of financial operations for the period ended March 31, 2004. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2.   Exhibits

        Exhibit No.  Description
        -----------  -----------

Page Number
-----------

           99.1       Translation of Ficha Estadistica Codificada Uniforme

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             COCA-COLA EMBONOR S.A.
                             ----------------------
                                  (Registrant)

Date: May 14, 2004.                               By:


                                                  Roger Ford
                                                  Chief Financial Officer

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of March 31,


Assets                                                   2004            2003
Current Assets                                           TCH$            TCH$
   Cash                                               2.411.873       6.685.882
   Time deposits                                          -           4.605.635
   Marketable securities (net)                          264.233      11.554.771
   Sales receivables (net)                            7.305.626      11.964.718
   Documents receivables (net)                        4.616.092       4.514.877
   Sundry receivables (net)                           1.693.532       2.429.261
   Documents and accounts receivable from
    related companies                                   806.592         458.049
   Inventory (net)                                    7.475.415      11.676.491
   Recoverable taxes                                  1.022.537       1.029.371
   Prepaid expenses                                   2.346.685       5.704.046
   Deferred taxes                                     1.212.621         918.988
   Other current assets                               2.008.677      10.128.657
                                                   ------------   -------------
      Total current assets                           31.163.883      71.670.746
                                                   ------------   -------------

Property, Plant and Equipment

   Land                                               6.173.358      14.190.960
   Construction and infrastructure                   29.468.019      49.475.210
   Machinery and equipment                           62.953.557     122.198.094
   Other fixed assets                                85.644.722     152.520.197
   Technical reappraisal of property, plant
   and equipment                                      1.867.826       1.867.892
   Depreciation (less)                              (85.750.551)   (162.764.874)
                                                   ------------   -------------
      Total property, plant and equipment           100.356.931     177.487.479
                                                   ------------   -------------

Other assets

   Investment in related companies                    1.513.780       1.427.817
   Investment in other companies                         63.558         122.839
   Goodwill                                         207.831.898     290.227.766
   Negative goodwill, net                                 -            (865.498)
   Long-term receivables                                 39.599         195.759
   Recoverable taxes                                  5.222.394           -
   Intangibles                                           19.588      24.613.256
   Amortization (less)                                   (3.565)     (7.031.412)
   Other                                              2.132.674       8.312.385
                                                   ------------   -------------
      Total other assets                            216.819.926     317.002.912
                                                   ------------   -------------
      Total assets                                  348.340.740     566.161.137
                                                   ------------   -------------


                       The attached notes 1 to 39 form an
                   Integral part of these financial statements

Coca-Cola Embonor S.A and Subsidiaries
Consolidated General Balance Sheets
as of March 31,


                                                           2004           2003
Liabilities                                                TCH$           TCH$
   Current liabilities
   Short-term bank debt                                  200.522          2.188
   Current portion of long-term bank liabilities         221.677     18.140.563
   Bonds - short-term portion                            505.190     19.801.397
   Dividends payable                                      18.960          -
   Accounts payable                                    7.403.797     12.134.171
   Documents payable                                     131.310      1.468.198
   Sundries payable                                      992.667      1.519.952
   Documents and accounts payable to related
    companies                                          4.382.840      5.456.670
   Provisions                                          4.899.253      7.551.195
   Withholdings                                        2.718.200      4.509.883
   Income tax                                             32.557          -
   Other current liabilities                             292.629        718.328
                                                    -------------  ------------
      Total current liabilities                       21.799.602     71.302.545
                                                    -------------  ------------

Long-term liabilities

   Long-term bank liabilities                         26.197.425     63.221.241
   Long-term bonds                                    97.779.817    134.217.696
   Long-term provisions                                2.273.144      2.131.556
   Long-term deferred taxes                                -          7.532.003
   Other long-term liabilities                         5.801.192      8.299.684
                                                    -------------  ------------
      Total long-term liabilities                    132.051.578    215.402.180
                                                    -------------  ------------

Minority Interest                                        104.239     54.008.684
                                                    -------------  ------------
Equity

   Paid-in capital                                   225.802.277    223.566.611
   Capital revaluation reserve                        (1.129.011)     1.117.833
   Premium on the sale of treasury stock              20.967.934     20.968.977
   Other reserves                                     14.998.423      6.719.837
   Retained earnings                                 (66.254.302)   (26.925.530)
          Accrued loss (less)                        (60.593.935)   (26.668.175)
          Fiscal year profit (loss)                   (5.660.367)      (257.355)
                                                    -------------  ------------
      Total equity                                   194.385.321    225.447.728
                                                    -------------  ------------
      Total liabilities and equity                   348.340.740    566.161.137
                                                    -------------  ------------


                       The attached notes 1 to 39 form an
                   Integral part of these financial statements

Coca-Cola Embonor S.A. and Subsidiaries
Consolidated Statements of Income
for the periods ending March 31,


                                                         2004           2003
Operating Income (loss)                                  TCH$           TCH$
   Operating revenue                                  42.858.893     64.755.975
   Operating costs (less)                            (25.201.378)   (39.501.866)
                                                    ------------   ------------
      Operating margin                                17.657.515     25.254.109
   Selling and Administration Expenses               (10.943.551)   (18.566.833)
                                                    ------------   ------------
      Operating income (loss)                          6.713.964      6.687.276
                                                    ------------   ------------

Non-operating Income (loss)

   Financial income                                    1.126.490      2.602.401
   Profit on investment in related companies              89.989         81.712
   Other non-operating income                          2.543.427        312.542
   Loss on investment in related companies (less)       (238.286)          -
   Goodwill amortization (less)                       (3.474.172)    (4.549.134)
   Financial expenses (less)                          (3.211.537)    (4.232.024)
   Other non-operating expenses (less)                (1.940.783)    (1.256.091)
   Price-level restatement                              (768.916)       193.808
   Exchange differentials                             (6.736.109)      (170.942)
                                                     ------------   ------------
      Non-operating profit (loss)                    (12.609.897)    (7.017.728)
                                                     ------------   ------------

      Income before tax and extraordinary items       (5.895.933)      (330.452)
   Income tax                                            234.357        398.506
                                                     ------------   ------------
      Profit (loss) before minority interest          (5.661.576)         68.054
   Minority Interest                                      (1.861)      (336.698)
                                                     ------------   ------------
      Net Profit (loss)                               (5.663.437)      (268.644)
   Amortization of negative goodwill                       3.070         11.289
                                                     ------------   ------------
      Profit (loss) in the period                     (5.660.367)      (257.355)
                                                     ------------   ------------


                       The attached notes 1 to 39 form an
                   Integral part of these financial statements

Coca-Cola Embonor S.A. and Subsidiaries
Statements of Consolidated Cash Flow
for the periods ending March 31,


                                                          2004          2003
Cash flow from operating activities:                      TCH$          TCH$
   Collection of sales receivables                    57.195.558    85.213.117
   Financial income received                             404.966     1.714.588
   Other income received                                  55.578     1.617.923
   Payments to suppliers and employees (less)        (44.765.537)  (69.700.930)
   Interest paid (less)                               (6.229.314)   (8.050.905)
   Income tax paid (less)                               (243.145)     (271.312)
   Other expenses paid (less)                           (529.643)     (526.143)
   VAT and other similar taxes paid (less)            (5.623.143)   (8.205.779)
                                                     ------------  ------------
      Cash flow from operating activities                265.320     1.790.559
                                                     ------------  ------------

Inflow from Finance Activities:

   Loans secured                                       2.229.075        69.573
   Other sources of financing                              2.182     2.098.074
   Loan payments (less)                              (33.525.390)         -
   Bonds payments (less)                             (19.064.094)     (170.023)
   Other disbursements for financing (less)           (3.997.832)       (1.097)
                                                     ------------  ------------
      Cash flows from financing activities           (54.356.059)    1.996.527
                                                     ------------  ------------

Cash flows from Investment Activities:

   Sales of property, plant and equipment                 19.774       122.280
   Proceeds from sale of long-term investments        56.302.521          -
   Collection of loans to related companies                -            49.406
   Other investment income                             9.752.912          -
   Additions to property, plant and equipment (less)  (2.919.804)   (3.303.570)
   Long-term investments                              (6.761.811)      (11.807)
   Other loans to related companies                   (2.109.836)         -
   Other investment disbursements (less)                (824.317)      (25.601)
                                                    ------------  ------------
      Cash flows from investment activities           53.459.439    (3.169.292)
                                                    ------------  ------------
      Total net cash flows for the period               (631.300)      617.794
                                                    ------------  ------------
Effect of inflation on cash and cash equivalents          22.230       366.992
                                                    ------------  ------------
Net change in cash and cash equivalents                 (609.070)      984.786
Initial balance of cash and cash equivalents           3.285.176    26.251.943
                                                    ------------  ------------
Ending balance of cash and cash equivalents            2.676.106    27.236.729
                                                    ------------  ------------


                       The attached notes 1 to 39 form an
                   Integral part of these financial statements

                                                            2004         2003
Reconciliation of Net Inflow from Operating                 TCH$         TCH$
   Activities to Fiscal Year Income
Net loss                                                (5.660.367)    (257.355)

Income from asset sales:

   (Profit) loss on sale of property, plant and
     equipment                                             (16.460)     (67.427)
   (Profit) loss on sale of investment
   (Profit) loss on sale of other assets
Charges (credits) against income not representing cash flow:

   Depreciation for the year                             2.531.770    4.986.494
   Amortization of intangibles                                 124      309.552
   Write-offs and provisions                               449.299      528.307
   Profit accrued on investments in related companies      (89.989)     (81.712)
   Loss accrued on investments in related companies        238.286        -
   Amortization of goodwill                              3.474.172    4.549.134
   Amortization of negative goodwill                        (3.070)     (11.289)
   Net price-level restatement                             768.916     (193.808)
   Foreign exchange differential                         6.736.109      170.942)
   Other credits to income not representing cash flows  (3.227.948)    (734.388)
   Other charges to income not representing cash flows     682.952      762.009
Variation in assets affecting cash flows:
   (Increase) decrease in sales receivables              3.565.931    3.746.697
   (Increase) decrease in inventory                       (998.247)   1.945.426
   (Increase) decrease in other assets                  (2.852.832)  (2.467.281)

Variation in liabilities affecting cash flows:
   (Increase) decrease in accounts payable relating to
      operating income                                  (2.351.343)  (8.168.173)
   (Increase) decrease in interest payable              (3.071.542)        -
   Net (Increase) decrease in income tax payable          (803.276)       8.685
   Increase (decrease) in other accounts payable in
      relation to non-operating income                   1.225.435   (5.029.944)
   VAT and other similar taxes payable (net)              (334.461)   1.457.992
   (Profit) loss on minority interest                        1.861      336.698
                                                       -----------  -----------
      Net cash flows from Operating Activities             265.320    1.790.559
                                                       -----------  -----------

                       The attached notes 1 to 39 form an
                   Integral part of these financial statements

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


1.   Registration in the Securities Registry:

The Parent Company, Coca-Cola Embonor S.A., is an open corporation registered under No. 622 in the Securities Registry and is regulated by the Superintendency of Securities and Insurance. The Company's shares were registered on September 25, 1997 and listed on the Santiago Stock Exchange on December 1, 1997, where they are currently traded. A Special Shareholders Meeting approved a change in the corporate name on April 27, 2000 from Embotelladora Arica S.A. to Coca-Cola Embonor S.A.

2.   Accounting Principles:

a)   Accounting period:

The consolidated financial statements cover the period from January 1 to March 31, 2004 and 2003.

b)   Basis for preparation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles of Chile, and specific guidelines issued by the Superintendency of Securities and Insurance ("SVS"), (together "Chilean GAAP"). The specific provisions on corporations contained in Law 18.046 and the regulations thereto have also been taken into account.

c)   Basis for presentation:

The financial statements and amounts indicated in the notes as of March 31, 2003 have been adjusted for comparison purposes by the percentage change of 0.0% in the Consumer Price Index.

d)   Basis for consolidation:

The consolidation of the financial statements includes Coca-Cola Embonor S.A. and its Subsidiaries where the shareholdings and/or interests are greater than or equal to 50% of equity, either directly or indirectly.

For consolidation purposes, the financial statements of the subsidiaries of Embonor Holdings S.A. (Inversora Los Andes S.A. and its subsidiary Embotelladoras Bolivianas Unidas S.A., Sociedad de Cartera del Pacifico S.R.L. and its subsidiaries Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A.), have been expressed in Chilean pesos according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association, which determined that the financial statements of foreign companies must be adjusted to generally accepted accounting principles of Chile and converted into Chilean pesos.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


All intercompany transactions and balances have been eliminated in the consolidation.

The minority interest resulting from the consolidation presented in the consolidated income statement was a loss of TCH$ 1.861 as of March 31, 2004 and loss of TCH$336.698 as of March 31, 2003.

The consolidated financial statements as of March 31, 2004 and 2003 include the following subsidiaries:

   Taxpayer ID           Company Name                                    Percentage interest
       No.                                                -------------------------------------------------
                                                                           2004                     2003
                                                          ------------------------------------- -----------
                                                             Direct      Indirect     Total        Total
                                                                %           %           %            %
  Foreign       Inversora Los Andes S.A. and                    -         99.99987    99.99987     99.99987
                Subsidiaries
  Foreign       Embotelladoras Bolivianas Unidas S.A.           -         99.99978    99.99978     99.99978
  96.517.310-2  Embotelladora Iquique S.A.                     99.90000     -         99.90000     99.90000
  96.891.720-K  Embonor S.A.                                   99.84188    0.10842    99.95030     99.84188
  96.972.720-K  Embonor Holdings S.A.                          99.99999     -         99.99999     99.99999
  Foreign       Embotelladora Arica Overseas           (1)     61.92961   38.07030    99.99991     99.99991
  Foreign       Sociedad de Cartera del Pacifico S.R.L (2)      -            -           -         79.34191
  Foreign       Embotelladora Latinoamericana S.A.     (2)      -            -           -         58.72516
  Foreign       Industrial Iquitos S.A.        (2) and (3)      -            -           -         43.49138
  96.705.990-0  Envases Central S.A.                   (4)     33.17815      -        33.17815     33.00000


(1) A capital decrease was made in Coca-Cola Embonor S.A. and a capital increase in Embonor Holdings S.A. on February 3, March 4 and March 11, 2004, in the amount of US$16.357.287,23. This left the share of Coca-Cola Embonor at 61.92961%.

On July 16, 2003, Coca-Cola Embonor S.A. made a capital increase in Embotelladora Arica Overseas in the amount of US$ 7.500.000 while Embonor Holdings S.A. made a capital decrease in Overseas in the amount of US$
23.000.000. This left the share of Coca-Cola Embonor S.A. at 69.92713%.

(2) On January 29, 2004, the subsidiaries of Coca-Cola Embonor S.A., Embonor Holdings S.A. and Embotelladora Arica Overseas, sold their direct and indirect interests in Sociedad de Cartera del Pacifico S.R.L., Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A..

On December 23, 2003, US$ 24.075.165 in accounts payable owed by Sociedad de Cartera del Pacifico S.R.L. to Coca-Cola Embonor S.A. (US$11.998.986) and Embotelladora Arica Overseas (US$ 12.076.197) were capitalized.

(3) On December 30, 2003, the interest of Embotelladora Latinoamericana S.A. in Industrial Iquitos S.A. was increased through debt capitalization. Its indirect interest increased by 10.3265%.

(4) On March 31, 2004, the Parent Company increased its interest in Envases Central S.A. by 0.17815%.

These transactions had no effect on the income of the Parent Company and Subsidiaries.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


e)   Price-level restatement:

The financial statements of the Company have been price-level restated to reflect the effects of changes in the purchasing power of the currency during each period (note 25). The restatements were calculated using the official index of the National Statistics Bureau that show a change of -0.5% for the period December 1, 2003 to February 29, 2004 (0.5% for the same period in the previous year). Furthermore, balances in income and expense accounts have been adjusted for inflation to express them at closing values.

f)   Basis for conversion:

Balances in U.S. dollars, Unidades de Fomento ("UF") and in others currencies are converted to pesos at the exchange rate in effect at the close of each period, as indicated below:

                                       2004                 2003
                                         $                    $
United States Dollar (US$1)           616.41                731.56
Unidades de Fomento (U.F.1)        16,820.82             16,783.60
New Soles (NS1)                       178.10                210.52
Bolivianos (BS1)                       78.03                 96.26

g)   Time deposits:

Time deposits are presented at investment values plus interest accrued through the close of the period, which have been credited to income.

h)   Marketable securities:

Marketable securities consist of investments in mutual funds, which are shown at their redemption value at the close of the period.

i)   Allowance for doubtful accounts:

As of March 31, 2004 and 2003, the Parent Company and its Subsidiaries established provisions for estimated uncollectible accounts shown deducted from the balance of sales receivable, documents receivable and miscellaneous receivables. They totaled TCH$ 1.747.554 in 2004 (TCH$ 3.025.899 in 2003).

j)   Inventory:

Inventories of raw materials and finished products are recorded at purchase price or at the production cost, and are price-level restated. Inventories do not exceed their estimated net realizable value.

k)   Other current assets:

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


This line includes materials and supplies at their acquisition cost, plus price-level restatement and investments in agreements pursuant to Circular No. 768 of the Superintendency of Securities and Insurance.

l)   Property, Plant and Equipment:

Property, plant and equipment are stated at their acquisition cost plus accumulated legal revaluations as of March 31, 2004 and 2003.

The higher value on the technical revaluation of fixed assets recorded in 1979 and 1994 is shown adjusted at the closing date. Depreciation is calculated on the adjusted value in terms of the useful life remaining of the revalued goods, using the straight-line method.

m)   Depreciation of property, plant and equipment:

The depreciation of machinery and transport equipment has been calculated according to the real time of use of the assets. The charge due to depreciation for the fiscal year was determined by multiplying the rate in pesos, for each hour of use, by the real hours during the period. Depreciation of all other assets was calculated according to the straight-line method, based on the useful life of goods. The charge to income for depreciation was TCH$ 2.531.770 in 2004 (TCH$ 4.986.494 in 2003).

n)   Bottles and cases:

Glass bottles and refillable plastic bottles and cases held in plants, warehouses and in the possession of third parties are presented in other fixed assets at cost plus price-level restatement. The corresponding depreciation is shown under accumulated depreciation. Bottles and cases that are broken or obsolete at the plants and warehouses are charged to expenses during the period, forming part of the fiscal year depreciation. Depreciation of bottles and cases has been calculated using the straight-line method, based on their estimated useful life.

o)   Deposits for bottles and cases:

The estimated liability for returnable bottles and cases deposits is assessed on periodic inventory basis of bottles and cases in the possession of customers. They are valued at the average value of deposits received during the last five years for each type of bottle or case.

This liability is shown under the heading "Other long-term liabilities", considering that the bottles and cases placed in the market during a given operating period have historically exceeded the bottles and cases returned by customers during the same period.

p)   Investments in Other Companies:

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Investments in shares of other companies in which the Company does not have significant influence have been stated at cost plus price-level restatement.

q)   Investments in related companies:

Investments in related companies includes the investments in Envases Central S.A. and Comptec S.A., valued in accordance with the equity method. The share in income of these related companies is included in the line "profit/loss on investment in related companies."

r)   Goodwill and negative goodwill:

The lower value resulting from differences between the proportional equity value of investment and the value paid on the investment acquisition date has been charged to the goodwill account and is shown under the line "Other assets", net of the related amortization. Goodwill is amortized over twenty years, as provided by Circular No. 1358 of the SVS.

The Company has classified the proportion of the net equity of companies acquired in purchase transactions in excess of the acquisition cost as negative goodwill, which is presented net of amortization. In accordance with Circular N (degree) 1358 of the Superintendency of Securities and Insurance, negative goodwill generated on acquisitions is amortized on a straight-line basis over twenty years.

s)   Intangibles:

Intangibles refer to trademarks that have been acquired, which are shown at adjusted cost, net of amortization, determined using the straight-line method on the basis of a useful life of 20 years.

t)   Income Taxes and Deferred Taxes:

Income taxes are charged to results in the same period in which the income and expenses are recorded, and are calculated in accordance with current tax laws.

Pursuant to Technical Bulletins No. 60 and 71 of the Chilean Accountants Association and Circular No. 1466 of the Superintendency of Securities and Insurance, the Company records the effects of deferred taxes originating in temporary differences, tax losses that imply a tax benefit and other events that create differences between the financial accounting and the tax basis.

Deferred taxes originating from these temporary differences that had accumulated prior to the adoption of new rules as of January 1, 2000 were recorded as assets and liabilities with a credit or charge, respectively, in complementary accounts. These latter are amortized against expenses for the year's income tax in a weighted average period of reversal. Such complementary accounts are presented against the corresponding assets and liabilities generated by such deferred taxes.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


u)   Bonds:

Bonds correspond to bonds to the order on the U.S. and Chilean markets that are appraised at the actual issue rate. The difference between the issue rate and the actual placement rate is recorded as a deferred asset and higher obligation. This asset is being amortized on a straight-line basis over the term of the obligation.

v)   Staff Severance Indemnities:

The Parent Company and its subsidiary Embotelladora Iquique S.A. have not recorded any provision for severance indemnities because they have not stipulated all-event severance payment with their employees. However, in those cases where such payments have been made to employees, they are charged to results in the year the payment is made.

As of March 31, 2004 and 2003, Inversora Los Andes S.A. and Embonor S.A. established a provision for severance indemnities in accordance with their collective agreements with their employees. This liability is recorded at the present value of the accrued benefits, which were calculated by applying an annual rate of 11.5% (Inversora Los Andes) and 7.0% (Embonor S.A.) over an average remaining service period of 15 years.

In the subsidiaries of Embonor Holdings S.A. (Sociedad de Cartera del Pacifico S.R.L., Embotelladora Latinoamericana S.A. and Industrial Iquitos S.A.) make advance severance indemnity payments every 6 months according to the laws of Peru. The provision is recorded against income as it accrues for the amount payable if the employee were to resign as of the date of the Financial Statements.

w)   Operating income

Income is recognized when products are delivered and invoiced to customers. Costs and expenses are recognized as they accrue, regardless of the time of payment, and are registered in the periods to which they relate.

x)   Vacation Provision:

The Parent Company and its subsidiaries have provided for the cost of vacation time on an accrual basis according to Technical Bulletin No. 47 of the Chilean Accountants Association.

y)   Statement of cash flow:

For the purposes of the preparation of the statement of cash flows, the Parent Company and Subsidiaries consider investments in time deposits and in fixed-income mutual fund units which expire within 90 days, to be cash equivalents.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The cash flows relating to the business of the Company, interest paid, interest received, dividends received and others not defined as investment cash flows or financing cash flows are recorded under "inflow originating from operating activities."

z)   Financial risk hedging:

During 2004 and 2003, the Parent Company and subsidiaries entered into forward and swap agreements with financial institutions to hedge the cash flow risk originated in the payment of debts in foreign currency against exchange rate variations. Those financial risk hedging transactions conform with the stipulations in Technical Bulletin N(degree) 57 of the Chilean Accountants Associations.

3.   Changes in Accounting Principles

There were no changes in the accounting principles applied for the period ending March 31, 2004.

4.   Time Deposits

Times deposits includes deposits in the following financial institutions:

                                                       Investment    Expiration Interest  2004       2003
                                                          Date          Date      Rate
Institution                          Country Currency                              %
                                                                                          TCH$       TCH$

Banco de Credito del Peru          Peru      Dollars    31.03.2003   30.04.2003     1,10    -         358.464
Banco de Credito del Peru          Peru      Ns.Soles   31.03.2003   03.04.2003     3,60    -         463.145
Banco Interbank                    Peru      Ns.Soles   31.03.2003   03.04.2003     3,60    -          62.848
Banco Interbank                    Peru      Dollars    31.03.2003   03.04.2003     1,10    -         109.734
Banco Interbank                    Peru      Ns.Soles   31.03.2003   03.04.2003     3,70    -         421.042
Banco Santander  Central Hispano   Peru      Ns.Soles   31.03.2003   03.04.2003     3,78    -         378.938
BankBoston                         Peru      Ns Soles   31.03.2003   03.04.2003     3,78    -         376.737
Citibank                           USA       Dollars    31.03.2003   30.04.2003     0,88    -       1.400.856
Banco de Credito e Inversiones     Chile     Pesos      20.03.2003   06.05.2003     0,36    -       1.033.871
                                                                                         -------- -----------
Totals                                                                                      -       4.605.635
                                                                                         -------- -----------


5.   Marketable Securities

Marketable securities are valued as described in Note 2(h) and are summarized as follows:

Instruments                                                Account value

                                                      2004               2003
                                                      TCH$               TCH$
Mutual fund units                                    264.233         11.554.771
                                        ---------------------------------------
Totals                                               264.233         11.554.771
                                        ---------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The breakdown of mutual fund units as of March 31, 2004 is as follows:

Entity                         Unit value    Amount in      Amount     Amount
                                   $             units       TCH$       TCH$
                                                             2004       2003
BCI Funds Mutual Funds           383.81          688.45    264.233        -
Citi Funds Ltd. Mutual Funds     731.56      11,000,000     -          8.047.160
Citi Funds Ltd. Mutual Funds     731.56       1,000,000     -            731.560
Citi Funds Ltd. Mutual Funds     731.56         360,000     -            263.362
Citi Funds Ltd. Mutual Funds     731.56         500,000     -            365.780
Citi Funds Ltd. Mutual Funds     731.56       1,000,000     -            731.560
Citi Funds Ltd. Mutual Funds     731.56         500,000     -            365.780
Citi Funds Ltd. Mutual Funds     731.56       1.000,000     -            731.560
Citi Funds Ltd. Mutual Funds     731.56     120,303,188     -             88.009
Citi Funds Ltd. Mutual Funds     731.56     314,396.632     -            230.000
                                                           ---------------------
Total                                                      264.233    11.554.771
                                                           ---------------------


6.   Short- and long-term receivables

Short- and long-term receivables are broken down as follows, including estimates of uncollectibles:

In thousands of Chilean pesos

------------------------- ----------------------------------------------------------------------------- --------------
                                               Short-term receivables                                        Total
                                                                                                           Long-term
                                                                                                          Receivables
------------------------- -------------------- ---------------------- ----------- --------------------- --------------
           Line              Up to 90 days      More than 90 days and  Subtotal     Total short-term
                                                    out to 1 year                   receivables (net)
------------------------- --------- ---------- ----------- ---------- ----------- ---------- ---------- ------ -------
                            2004       2003        2004        2003     2004         2004       2003     2004   2003
------------------------- --------- ---------- ----------- ---------- ----------- ---------- ---------- ------ -------
Sales receivables         7.091.463 11.737.585     705.094  1.228.067  7.796.557   7.305.626 11.964.718   -      -
------------------------- --------- ---------- ----------- ---------- ----------- ---------- ---------- ------ -------
Estimated uncollectibles    (23.277)   (38.455)   (467.654)  (962.479)  (490.931)
------------------------- --------- ---------- ----------- ---------- ----------- ---------- ---------- ------ -------
Documents receivable      4.499.035  4.336.228   1.357.322  1.697.558  5.856.357   4.616.092  4.514.877   -      -
------------------------- --------- ---------- ----------- ---------- ----------- ---------- ---------- ------ -------
Estimated uncollectibles    (75.160)   (77.242) (1.165.105)(1.441.667)(1.240.265)
------------------------- --------- ---------- ----------- ---------- ----------- ---------- ---------- ------ -------
Sundry receivables        1.641.527  2.080.772      68.363    854.545  1.709.890   1.693.532  2.429.261 39.599 195.759
------------------------- --------- ---------- ----------- ---------- ----------- ---------- ---------- ------ -------
Estimated uncollectibles          -       (754)    (16.358)  (505.302)   (16.358)
------------------------- --------- ---------- ----------- ---------- ----------- ---------- ---------- ------ -------
Total                                                                             13.615.250 18.908.856 39.599 195.759
----------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


7.   Balances and transactions with related companies:

Receivable and payable balances with related parties as of March 31, 2004 and 2003 are summarized as follows:

a)   Documents and accounts receivable:

  Taxpayer ID No.    Company                                  Short-Term                        Long-Term
                                                         2004            2003              2004           2003
                                                         TCH$            TCH$              TCH$           TCH$
   96.714.870-9      Coca Cola de Chile S.A.             806.592       331.687             -               -
   96.648.500-0      Vital S.A.                            -             5.950             -               -
      Foreign        Comptec S.A.                          -           120.412             -               -
                                                    ---------------- --------------    -------------- -------------
                     Totals                              806.592       458.049             -               -
                                                    ---------------- --------------    -------------- -------------

b)   Documents and accounts payable:

  Taxpayer ID No.    Company                                  Short-Term                        Long-Term
                                                    -------------------------------    ----------------------------
                                                         2003            2003              2003           2003
                                                         TCH$             TCH$              TCH$          TCH$
   96.714.870-9      Coca- Cola de Chile S.A.            2.638.449      2.878.195           -             -
   96.648.500-0      Vital S.A.                            723.636        642.986           -             -
   96.705.990-0      Envases Central S.A.                  994.742        621.942           -             -
      Foreign        Coca Cola Peru                         -           1.292.274           -             -
   81.752.100-2      Direnor S.A.                           26.013         21.273           -             -
                                                    ---------------- --------------    -------------- -------------
                     Totals                              4.382.840      5.456.670           -             -
                                                    ---------------- --------------    -------------- -------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c)   Transactions with related companies:

The principal transactions with related parties were as follows during 2004 and 2003:

                                                                                        2004                    2003
                                                                               ----------------------- -----------------------
Company                  Taxpayer ID   Relationship     Transaction
                                                                                 Amount     Effect on   Amount      Effect on
                                                                                             results                 results
                                                                                             (charge)                (charge)
                                                                                              credit                  credit

                                                                                  TCH$        TCH$       TCH$         TCH$

Coca-Cola de Chile S.A.  96.714.870-9  Shareholder      Purchase of raw        (7.419.750)     -       (8.436.886)     -
                                                        materials

                                                        Purchase of products     (222.879)     -           -           -

                                                        Sale of services           -           -           10.000      -

                                                        Sale of advertising       406.084      -          426.641      -

Coca-Cola  Peru            Foreign     Indirect         Purchase of raw            -           -       (2.552.364)     -
                                                        materials

                                                        Purchase of                -           -         (320.929)     -
                                                        advertising

                                                        Purchase of services       -           -          (35.942)     -

                                                        Sales of advertising       -           -          198.851      -

                                                        Sale of services           -           -            2.790      1.358

Vital S.A.               96.648.500-0  Common Director  Purchase of products   (1.712.025)     -       (1.936.748)     -

Envases Central S.A.     96.705.990-0  Affiliate        Purchase of products   (2.024.917)     -       (1.752.212)     -

Direnor S.A.             81.752.100-2  Common Director  Purchase of raw           (16.833)     -          (15.182)     -
                                                        materials

Transactions with related companies correspond to the purchase and sale of raw materials, products, bottles and cases, which were made at market prices and relate to the business of the related companies. Purchases are charged to operating costs and sales are credited to income. The terms of payment and collection of these transactions are similar to those stipulated with suppliers or customers in the industry.

8.   Inventories

As of March 31, 2004 and 2003, the inventories, as described in Note 2 (j), are summarized as follows:

                                            2004               2003
                                            TCH$               TCH$
Finished products                              2.099.981          2.691.047
Raw materials                                  3.262.311          7.049.513
Raw materials in transit                       1.320.414          1.120.741
Promotional and other products                   792.709            815.190
                                          ---------------   ----------------
       Total                                   7.475.415         11.676.491
                                          ---------------   ----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


9.   Income tax and deferred taxes:

In accordance with Circular No. 1466 of the SVS related to income taxes and deferred taxes, the Parent Company and its subsidiaries have recorded the following information as of March 31, 2004 and 2003:

a)   Income tax provision:

The Parent Company did not establish an income tax provision as it reported a loss for tax purposes.

The balance of recoverable taxes, in the Parent Company and its subsidiaries amounting to TCH$ 1.022.537 in 2004 (TCH$ 1.029.371 in 2003) corresponds to provisional monthly payments made in excess of income tax, training expenses and tax benefits due to tax losses.

The Parent Company did not have taxable retained earnings from previous fiscal years and so has not provisioned for the respective income tax. The balance of recoverable taxes amounting to TCH$ 7.956 in 2004 (TCH$ 4.174 in 2003) corresponds to fiscal credits and training expenses.

The subsidiary Embonor S.A. have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The balance of recoverable taxes amounting to TCH$ 1.009.811 in 2004 (TCH$ 997.330 in 2003) corresponds to tax benefits for tax losses and training expenses.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The subsidiary Embotelladora Iquique S.A. did establish an income tax provision of TCH$ 21.880 in 2004 (TCH$ 10.203 in 2003). The balance of recoverable taxes in the amount of TCH$0 in 2004 (TCH$ 10.663 in 2003) corresponds to provisional monthly payments made in excess of income tax, and training expenses.

For Inversora Los Andes S.A. and its subsidiary, according to Bolivian Law, the corporate profit tax is considered payment on account of transaction tax (calculated on net revenue) for the following fiscal year. In the case of Inversora Los Andes S.A. and its subsidiary, the transaction tax exceeds the profit tax, so no deferred tax must be recorded for the temporary differences existing between the book base and the tax base. The balance of recoverable taxes in the amount of TCH$ 4.770 in 2004 (TCH$ 0 in 2003) corresponds to VAT.

As of March 31, 2004 the transaction tax amounts to TCH$ 255.403 (TCH$ 278.051 in 2003).

The subsidiaries Sociedad de Cartera del Pacifico S.R.L. and its subsidiary, and Industrial Iquitos S.A., have not established any first-category income tax provision since they recorded a negative net taxable income for the period. The recoverable taxes of these subsidiaries amount to TCH$ 0 in 2004 (TCH$ 17.204 in 2003) and correspond to fiscal credits. The recoverable taxes in the long-term assets amount to TCH$ 0 in 2004 (TCH$ 2.663.876 in 2003). See Note 16.

b)   Taxable retained earnings:

The Parent Company has negative taxable retained earnings as of March 31, 2004 in the amount of TCH$ 46.754.229 that are summarized as follows:

                                                   2004
                                                   TCH$

         Without  credit                         (73.888.307)
         With a 15% credit                           142.993
         Without  credit                          26.991.085
                                             ------------------
         Total                                   (46.754.229)
                                             ------------------

c)   Deferred Taxes:

Pursuant to Circular No. 1450 of the Superintendency of Securities and Insurance, as of March 31, 2004 and 2003 deferred taxes shall be recorded in the manner established in Technical Bulletins No. 60 and No. 71 of the Chilean Accountants Association.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As stipulated in Law No. 19,753 of September 28, 2001, an increase in the first category income tax was established from 15% to 16% for 2002, 16.5% for 2003 and 17% as from 2004.

As of March 31, 2004 and 2003, the accumulated balances of the temporary differences caused by deferred taxes are as follows:

         Description                               2004                                        2003
                               --------------------------------------------- ------------------------------------------
                                  Deferred Asset       Deferred Liability      Deferred Asset       Deferred Liability
Temporary Differences          Short-Term    Long-      Short-      Long-    Short-Term   Long-    Short-Term Long-Term
                                              Term       Term        Term                  Term
                                  TCH$        TCH$       TCH$        TCH$       TCH$       TCH$     TCH$        TCH$
Uncollectibles provision          232.512      -           -          -        224.496     395.846    -          -
Inventories                       734.496      -           -          -        862.481      -         -          -
Vacation provision                193.023      -           -          -        178.623      -         -          -
Amortization of intangibles        -           -           -          -          -          -         -       5.718.416
Leasing assets                     -           -           -          -          -          -         -         633.598
Revaluation of fixed assets        -           -           -          -          -          -         -       3.432.208
Goodwill                           -           -           -      33.292.308     -          -         -      35.489.171
Depreciation of fixed assets       -       22.613.886      -          -          -      28.268.820    -       2.064.442
Severance                          -           -           -         822.130     -          -         -         715.417
Obsolescence provision              1.370      -           -          -          7.974     141.232    -          -
Tax losses                         -        8.017.729      -          -          -       6.357.148    -          -
Other events                      207.107      -        155.887       22.619   289.423     -        84.598       33.527
                               ---------- ----------- ---------- ----------- --------- ----------- -------- -----------
Sub-total                       1.368.508  30.631.615   155.887   34.137.057 1.562.997  35.163.046  84.598   48.086.779
Net complementary accounts         -      (22.598.200)     -     (31.326.036) (559.411)(28.001.420)   -     (33.393.150)
                               ---------- ----------- ---------- ----------- --------- ----------- -------- -----------
       Total                    1.368.508   8.033.415   155.887    2.811.021 1.003.586   7.161.626  84.598   14.693.629
                               ---------- ----------- ---------- ----------- --------- ----------- -------- -----------


d) The income tax account as of March 31, 2004 and 2003 and the effect on income due to the recognition of deferred taxes and income tax are broken down as follows:

                                      ITEM                                              2004            2003
                                                                                        TCH$            TCH$
Current tax expense (tax provision)                                                    (277.283)      (288.254)
Effect of deferred tax assets and liabilities in the fiscal year                       (413.305)      (319.481)
Effect of amortization of deferred asset and liability complementary accounts
                                                                                        924.945      1.006.241
                                                                                  ---------------  ------------
    Total                                                                               234.357        398.506
                                                                                  ---------------  ------------


10.  Other Current Assets

Other current assets as of March 31, 2004 and 2003, as valued according to Note 2(k), include the following:

                                         2004                 2003
                                         TCH$                 TCH$

Spare parts and supplies              2.008.677            5.738.216
Pacts                      (1)         -                   4.390.441
                                   -------------    -----------------
Total other current assets            2.008.677           10.128.657
                                   -------------    -----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(1) This corresponds to purchase agreements under a resale commitment with Larrain Vial S.A., expiring May 6, 2003.


                                      -23

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


11.  Property, plant and equipment

a)   Principal Concepts Included in Property, Plant and Equipment

Property, plant and equipment are composed principally of land, buildings and infrastructure, machinery and equipment, bottles and cases, advertising equipment and furniture and fixtures located at plants in Chile, Bolivia and Peru.

The machinery and equipment are comprised principally of production lines, carbonators, mixers, fillers, and sugar blending and treatment equipment, transportation vehicles, and computer equipment and systems.

Other fixed assets include furniture and fixtures, tools and advertising equipment and bottles and cases. These latter include returnable glass and plastic bottles, and plastic cases.

b) Property, plant and equipment as of March 31, 2004 and 2003 are summarized as follows:

                                                      2004                               2003
                                            Gross       Accumulated       Gross Value       Accumulated
                                            Value       Depreciation                       Depreciation
                                            TCH$           TCH$               TCH$            TCH$

Land                                       6.173.358        -                14.190.960         -

Buildings and Infrastructure:
Buildings and Constructions               29.194.050       7.320.467         48.693.819       11.618.853
Construction in progress                     273.969        -                   781.391         -
                                       -------------- ---------------    --------------- ----------------
                           Subtotal       29.468.019       7.320.467         49.475.210       11.618.853
                                       -------------- ---------------    --------------- ----------------

Machinery and Equipment:
Machines and Equipment                    60.634.257      28.020.881        110.021.088       54.177.026
Transportation Equipment                   2.319.300       1.612.157         12.177.006       10.837.025
                                       -------------- ---------------    --------------- ----------------
                           Subtotal       62.953.557      29.633.038        122.198.094       65.014.051
                                       -------------- ---------------    --------------- ----------------

Other fixed assets:
Office furniture and fixtures             10.019.312       7.521.688         23.607.688       19.824.549
Advertising equipment                     23.413.519      13.961.768         53.747.244       32.160.343
Bottles and cases                         50.311.889      26.681.024         72.883.938       33.347.573
Other fixed assets (1)                     1.900.002         210.949          2.281.327          401.882
                                       -------------- ---------------    --------------- ----------------
                           Subtotal       85.644.722      48.375.429        152.520.197       85.734.347
                                       -------------- ---------------    --------------- ----------------

Technical reappraisal of property,
plant and equipment                        1.867.826         421.617          1.867.892          397.623
                                       -------------- ---------------    --------------- ----------------
Total property, plant and equipment      186.107.482      85.750.551        340.252.353      162.764.874
                                       -------------- ---------------    --------------- ----------------

      (1) Leased assets are not the property of the Company until the purchase option is exercised.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c) The balance in "higher value resulting from technical reappraisal of property, plant and equipment" pertains to the following:

         Net Value                                                 2004            2003
                                                                   TCH$            TCH$
         Land                                                      1.078.683       1.078.323
         Buildings and constructions                                 367.416         391.614
         Machinery and equipment                                         110             332
                                                               -------------- ---------------
                Total higher value of technical reappraisal        1.446.209       1.470.269
                                                               -------------- ---------------

d)   The charge to P & L for depreciation amounted to TCH$ 2.531.770 (TCH$
4.986.494 in 2003). TCH$ 2.152.063 (TCH$ 3.599.952 in 2003) of this amount is recorded in operating costs and TCH$ 379.707 (TCH$ 1.386.542 in 2003) in selling and administration expenses.

e) As of December 31, 2003, management has carried out an assessment of the carrying value of its fixed assets by discounting to the present day, the values of future cash flows generated by such assets. It is Company management's opinion that the recoverable economic value of its fixed assets is greater than their carrying values and therefore no provision for fixed assets impairment has been made at the balance sheet date.

12.  Investments in Related Companies

Investments in related companies and the corresponding interest in equity and profits recorded as described in Note 2(q), are as follows:

a) As of March 31, 2004:

                                   Currency
                           Country in which   Number                     Fiscal year  Accrued  Proportional             Book Value
Taxpayer                     Of    Invest.Is    of              Issuer's   Profit     Profit      Equity     Unrealized     of
  ID           Company     Origin  Recorded   Shares  Interest   Equity    (Loss)     (Loss)      Value      Earnings   Investment
                                                         %        TCH$      TCH$       TCH$       TCH$        TCH$        TCH$
96.705.990-0  Envases       Chile     Pesos  3.123.745 33,17815 4.562.581  271.229    89.989   1.513.780       -        1.513.780
              Central
              S.A.

Foreign       Comptec S.A.  Colombia  Dollar       -      -       -       -             -        -             -         -
Foreign       Sociedad de
              Cartera del   Peru      Dollar       -      -       -       -         (238.286)    -             -         -
              Pacifico
              S.R.L.(1)
                                                                                    --------    ---------    --------  ---------
                      Total                                                         (148.297)   1.513.780      -       1.513.780
                                                                                    --------    ---------    --------  ---------

(1) On January 29, 2004, a purchase agreement was signed in Lima whereby Coca-Cola Embonor S.A., through its subsidiaries Embonor Holdings S.A. and Embotelladora Arica Overseas, sold its entire direct and indirect equity interest in its Peruvian subsidiary Embotelladora Latinoamericana S.A., totaling 60.45%, to the Peruvian company Corporacion Jose R. Lindley S.A. The price was US$ 129.917.924, which was paid at once on the same date. All the effects of this transaction were recognized in income of Embotelladora Arica Overseas and Embonor Holdings S.A. as of December 31, 2003.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


      A loss of TCH$ 238.286 was recognized in consolidated income of 2004 because of this sale, equal to the participation in results for the 29 days in January during which this investment was held.

b)   As of March 31, 2003:

                                    Currency
                           Country  in which   Number                     Fiscal year  Accrued  Proportional             Book Value
Taxpayer                     Of     Invest.Is    of              Issuer's   Profit     Profit      Equity     Unrealized     of
  ID           Company     Origin   Recorded   Shares   Interest   Equity    (Loss)     (Loss)      Value      Earnings   Investment
                                                          %        TCH$      TCH$       TCH$       TCH$        TCH$        TCH$
96.705.990-0 Envases        Chile     Pesos  3.123.745   33,00  2.955.377   247.612     81.712    975.274         -        975.274
             Central
             S.A.
Foreign      Comptec S.A.   Colombia  Dollar   130.000   20,00  2.262.715      -         -        452.543         -        452.543
                                                                                      --------  ---------     --------   ---------
                         Total                                                          81.712  1.427.817         -      1.427.817
                                                                                      --------  ---------     --------   ---------

13.  Goodwill

Goodwill as of March 31, 2004 and 2003, amounting to TCH$ 207.831.898 and TCH$290.227.766, respectively, is valued according to the accounting criteria described in Note 2(r) and was generated by the acquisition of operations in Bolivia, Chile and Peru. The charge to consolidated income for amortization totaled TCH$ 3.474.172 in 2004 and TCH$4.549.134 in 2003.

Goodwill and the effect in income is broken down as follows:

                                                                              2004                        2003
                                                                  --------------------------- ----------------------------
Taxpayer ID                                                       Amortization    Goodwill    Amortization    Goodwill
                                                                  in the period                  in the
                                                                                                 period
                                                                      TCH$          TCH$          TCH$          TCH$
96.891.720-K     Embonor S.A.                                         3.228.084  195.837.109     3.228.245   208.759.832
Foreign          Inversora Los Andes S.A.                               241.358   11.994.789       286.446    15.381.289
Foreign          Embotelladora Arica Overseas                             4.730      -             -             -
Foreign          Sociedad de Cartera del Pacifico S.R.L.               -             -             836.691    54.441.168
Foreign          Industrial Tisco y Cia. de Transporte Cural S.A.      -             -              34.116     1.958.368
Foreign          Merger of North-South Division on January 1,1998      -             -             138.296     7.986.316
Foreign          Industrial Iquitos S.A.                               -             -              25.340     1.700.793

                                                                  ------------- ------------- ------------ ---------------
Total                                                                 3.474.172  207.831.898     4.549.134   290.227.766
                                                                  ------------- ------------- ------------ ---------------

Goodwill is comprised mainly as follows:

BOLIVIA

a) On July 3, 1995, the subsidiary, Inversora Los Andes S.A., acquired 99.9% of the shares in Embotelladoras Bolivianas Unidas S.A., a productive company. This transaction generated goodwill of TCH$ 6.787.518 before amortization as compared to the proportional equity value of the investment. The amortization period pending at the close of the financial statements is 11.25 years.

b) On January 8, 1996, Embotelladoras Bolivianas Unidas S.A. took over assets of Sociedad Boliviana Cotoca S.A., which reduced Inversora Los Andes S.A. control to 81.7% of the shares in Embotelladoras Bolivianas Unidas S.A. The valuation of this additional investment generated goodwill of TCH$ 5.895.125 before amortization. The amortization period pending at the close of financial statements is 11.75 years.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


c) On December 24 and 30, 1997, Inversora Los Andes S.A. acquired the remaining 18.3% of the shares in Embotelladoras Bolivianas Unidas S.A. and took over control of 99.99% of the shares in the latter company. The valuation of the additional investment resulted in goodwill of TCH$ 8.286.517, which corresponds to the difference between the value paid and the proportional equity value. The amortization period pending at the close of the financial statements is 13.75 years.

Goodwill also includes trademark royalties, which correspond to the following:

- The right to use the fame, prestige and clientele of Vascal S.A. and Embotelladora Cotoca S.A. in relation to the operation of the industrial plants in La Paz, Oruro, Cochabamba, Santa Cruz, Sucre and Tarija and their products for a period of 50 years.
-    The definitive rights to the "Mineragua", "Vital" and "Cotoca" trademarks.

The goodwill is amortized over a period of 20 years in accordance with Circular No. 1358 of the Superintendency of Securities and Insurance.

The charge to income amounted to TCH$ 241.358 in 2004(TCH$ 286.446 in 2003).

PERU

(a)  Embotelladora Latinoamericana S.A.

The goodwill as of March 31, 2003, amounting to TCH$11.645.477, corresponds to firstly the unamortized balance generated by the takeover of the subsidiaries Industrial Tisco S.A. and Compania de Transporte Cural S.A. (January 1997) amounting to TCH$1.958.368 in 2003, and secondly to the merger of operations as of January 1, 1998 with: Negociacion Sur Peruana S.A., Compania Industrial Nor Peruana S.A., Empresa Productora de Plasticos S.A., Transportadora and Comercializadora Lambayeque S.A. and Costos y Margenes S.A. (January 1998) amounting to TCH$ 7.986.316 in 2003 ; as well as the acquisition of Industrial Iquitos S.A. (April 11, 2001) from its parent company for the price of TCH$
1.700.793 in 2003.

The charge to income amounted to TCH$ 197.752 in 2003.

(b)  Sociedad de Cartera del Pacifico S.R.L.

The goodwill as of March 31, 2003, amounting to TCH$54.441.168, corresponds to the unamortized balance generated in the acquisition of Embotelladora Latinoamericana S.A. from Inchcape Bottling, which occurred in June 1999.

The charge to income was TCH$ 836.691 in 2003.

CHILE

(a) Embonor S.A.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


The goodwill as of March 31, 2004 amounting to TCH$195.837.109 (TCH$ 208.759.832 in 2003), corresponds to the unamortized balance generated by the acquisition of the Chilean bottling operations of Inchcape Bottling Chile S.A. which occurred in May 1999.

The charge to income was TCH$ 3.228.084 in 2003 (TCH$ 3.228.245 in 2003).

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


14.  Negative goodwill:

The negative goodwill as of March 31, 2004, amounting to TCH$ 0 (TCH$ 865.498 in
2003), corresponds to the unamortized balance generated in the acquisition the shares of Embotelladora Latinoamericana S.A.. The credit against fiscal year income was TCH$ 3.070 in 2004 (TCH$ 11.289 in 2003).

The Negative Goodwill and the effect in income is broken down as follows:

                                                                      2004                          2003
                                                        ------------------------------- ---------------------------
Taxpayer ID                                              Amortization      Goodwill      Amortization    Goodwill
                                                         in the period                   in the period
                                                             TCH$            TCH$            TCH$          TCH$
Foreign          Embotelladora Latinoamericana S.A.           3.070          -               11.289        865.498
                                                        --------------- --------------- --------------- -----------
Total                                                         3.070          -               11.289        865.498
                                                        --------------- --------------- --------------- -----------


15.  Intangibles

Intangibles held by the Company as of March 31, 2004 and 2003 are as follows:

                                        2004                                           2003
     Trademarks       Gross Value     Accumulated    Net value     Gross Value     Accumulated       Net value
                          TCH$       amortization                                  amortization
                                         TCH$           TCH$          TCH$             TCH$            TCH$

San Luis                   -               -             -            16.917.358      (5.016.240)     11.901.118
Kola Inglesa               -               -             -             6.706.523      (1.988.330)      4.718.193
Other                      19.588          (3.565)       16.023          989.375         (26.842)        962.533
                     ---------------------------------------------------------------------------------------------
Total                      19.588          (3.565)       16.023       24.613.256      (7.031.412)     17.581.844
                     ---------------------------------------------------------------------------------------------

As of March 31, 2004 and 2003, the trademarks are being amortized over a period of 20 years. The amortization charge in the year amounts to TCH$ 124 (TCH$
309.552 in 2003).

16.  Other long-term assets:

Other assets, totaling TCH$ 2.132.674 as of March 31, 2004 (TCH$ 8.312.385 in
2003) correspond to the following:

                                                               2004           2003
                                                               TCH$           TCH$

Deferred expenses in the U.S. bond issue                        779.435      1.439.098
Deferred expenses in Chilean bond issue             (1)         949.025      3.342.761
Deferred expenses of syndicated UF credit facility  (2)               -        290.785
Deferred expenses in the Wachovia and Rabobank debt (3)         261.691       -
Recoverable taxes                                                     -      2.663.876
Other                                                           142.523        575.865
                                                           -------------   ------------
Total                                                         2.132.674      8.312.385
                                                           -------------   ------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


     (1) On January 30, 2004, the Company redeemed UF1.130.000 in Chilean Series B1 and B2 bonds so the proportion of deferred expenses of this redemption was recognized in income as of December 31, 2003.

     (2) On February 4, 2004, the Company paid the entire Chilean syndicated loan so it recognized the balance of these deferred expenses in income as of December 31, 2003.

     (3) On February 3, 2004, the Company paid US$ 7.500.000 of the loan with Wachovia so it recognized the proportion of deferred expenses of this transaction in income as of December 31, 2003.

17.  Short-term bank debt

Short-term bank debt was as follows as at March 31, 2004 and 2003:

                   Bank or
 Taxpayer         Financial
    ID           Institution                TYPE OF CURRENCY AND ADJUSTMENT INDEX
                                                          Other foreign
                                            Dollar          Currencies         UF       Non-adjustable     Total
                                        2004        2003   2004   2003   2004     2003    2004    2003     2004        2003
                                        TCH$        TCH$   TCH$   TCH$   TCH$     TCH$    TCH$    TCH$     TCH$        TCH$
           Short-term
97006000-6 Banco de Credito e
           Inversiones                  -          -        -      -      -       -       200.522  -      200.522        -
Foreign    Banco Wiese Sudameris        -          -        -    2.188    -       -         -      -       -             2.188
                                   -------------------------------------------------------------------------------------------
           Totals                       -          -        -    2.188    -       -       200.522  -      200.522        2.188
                                   -------------------------------------------------------------------------------------------
           Principal owed               -          -        -    2.188    -       -       200.000  -      200.000        2.188
           Annual average interest
           rate                         -          -        -    11.0%    -       -       4.56%    -       -            -
               Long - term
97008000-7 Chilean Syndicated Banks     -          -        -      -      -   17.708.544    -      -       -        17.708.544
Foreign    Wachovia Bank                37.216     62.523   -      -      -       -         -      -       37.216       62.523
Foreign    RaboBank                    184.461    231.940   -      -      -       -         -      -      184.461      231.940
Foreign    Banco de Credito del Peru    -          94.532   -      -      -       -         -      -       -            94.532
Foreign    Banco Santander del Peru     -          43.024   -      -      -       -         -      -       -            43.024
                                    ------------------------------------------------------------------------------------------
           Totals                      221.677    432.019   -      -      -   17,708,544    -      -      221.677   18.140.563
                                   -------------------------------------------------------------------------------------------
           Principal owed           26.197.425 36.715.556   -      -      -   43.553.442    -      -   26.197.425   80.268.998
           Annual average interest     Libor +    Libor +
           rate                           2.5%       2.5%   -      -      -   Tab + 1.4%    -      -       -          -

           Percentage in foreign currency (%)                                                           100.0%        97.6%
           Percentage in domestic currency (%)                                                            0.0%         2.4%

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


18.  Long-term bank debt:

Long-term bank debt as of March 31, 2004 and 2003 is broken down as follows:

                                                             Years to Maturity                    Closing Date of    Closing
                                                                                                   Actual Period     Date of
                                                                                                                     Previous
                                                                                                                      Period
Tax Ident.     Bank or Financial Currency Or     More     More      More       More     More     Total      Annual   Total as
Number                            Index of    than 1 up   than 2    than 3     than 5   than     as of     Interest   of 2003
                                  Adjustment     to 2    up to 3    up to 5   up to 10   10      2004       Rate
               Institution                       TCH$       TCH$      TCH$       TCH$   TCH$      TCH$         %        TCH$

97008000-7     Chilean            U.F.            -          -          -         -        -       -       Tab + 1.4   26.132.405
               Syndicated
               Banks         (1)
Foreign        Wachovia Bank (2)  Dollar      3.082.050   6.164.100 1.541.025     -        -    10.787.175 Libor + 2.5 18.289.000
Foreign        RaboBank           Dollar      3.082.050   6.164.100 6.164.100     -        -    15.410.250 Libor + 2.5 18.289.000
Foreign        Banco de Credito
               del Peru           Dollar          -          -          -         -        -       -         13.0%        384.066
Foreign        Banco Santander    Dollar          -          -          -         -        -       -         7.00%        126.770
               Peru

                                              ----------- --------- ---------- ------- -------- --------- ---------- -----------
               Total                          6.164.100  12.328.200 7.705.125     -        -    26.197.425             63.221.241
                                              ----------- --------- ---------- ------- -------- --------- ---------- -----------
               % in domestic currency                                                                 0.00%                 41.30%
                                              ----------- --------- ---------- ------- -------- --------- ---------- -----------
               % in foreign currency                                                                100.00%                 58.70%
                                              ----------- --------- ---------- ------- -------- --------- ---------- -----------


     (1) The Syndicated Loan between Coca-Cola Embonor S.A. and Citibank, N.A., Chile Branch and other banks was paid in advance on February 4, 2004. The total amount was TCH$ 26.949.275.

     (2) On February 3, 2004, the Company made a prepayment on the principal of the loan granted by the Cayman Islands Branch of Wachovia in the amount of US$7.500.000.

19.  Notes and Bonds payable

At the period end, long-term debt from the bonds issued by the Parent company amounted to TCH$ 97.779.817 in 2004 (TCH$ 152.243.282 in 2003), with accrued interest of TCH$505.190 in 2004 (TCH$ 1.775.811 in 2003), and is detailed below:

                                                                    Frequency               Par Value        Placement
 Listing No.   Series  Face        Bond   Interest           Interest                                        in Chile
                       amount      unit of  rate   Maturity   payment   Amortization                         or abroad
                       placed and  adjust-
                       outstanding ment                                                  2004       2003
                                                                                         TCH$       TCH$
Long-term bonds--short-term portion:
   New York   Unique    158.000.000  US$  9.875%  15-03-2006 SemiannualAt maturity      427.446     1.305.488 Foreign
     224      A1 (1)        134.000  UF   7.000%  01-08-2003 SemiannualAt maturity       -          2.273.488 Domestic
     224      A2 (1)        940.000  UF   7.000%  01-08-2003 SemiannualAt maturity       -         15.948.349 Domestic
     224      B1 (2)         75.000  UF   6.750%  01-02-2020 SemiannualAs from 2004       7.749        27.319 Domestic
     224      B2 (2)        350.000  UF   6.750%  01-02-2020 SemiannualAs from 2004      69.995       246.753 Domestic
                                                                                     ----------- -----------
Total short-term portion                                                                505.190    19.801.397
                                                                                     ----------- -----------

Long-term Bonds:
   New York   Unique    158.000.000  US$  9.875%  15-03-2006 SemiannualAt maturity   90.630.969   108.119.198 Foreign
     224      B1 (2)         75.000  UF   6.750%  01-02-2020 SemiannualAs from 2004   1.261.562     2.601.458 Domestic
     224      B2 (2)        350.000  UF   6.750%  01-02-2020 SemiannualAs from 2004   5.887.286    23.497.040 Domestic
                                                                                     ----------- -----------
Total- Long-term portion:                                                            97.779.817   134.217.696
                                                                                     ----------- -----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(1) On August 1, 2003, the entire principal of the Series A1 and A2 Bonds was paid in the amount of TCH$ 18.192.797.

(2) On January 30, 2004, there was a voluntary redemption of Series B bonds through Banco BICE. All bondholders who accepted the offer (72.67% of the series B bonds) were paid the respective price and commission, in the amount of TCH$19.828.302.

20.  Provisions and write-offs

Short-term and long-term provisions were comprised as follows as at March 31, 2004 and 2003:

a) Current liabilities                                             2004                   2003
                                                                   TCH$                   TCH$

Provision for invoices to be received and other payments              906.485          1.599.035
Provision for fiscal year expenses                                    732.282          1.592.728
Provision for bonuses                                                 772.684          1.340.651
Vacation provision                                                  1.381.453          2.221.725
Severance indemnities provision                                       741.287            553.024
Other                                                                 365.062            244.032
                                                              ----------------     --------------
         Total                                                      4.899.253          7.551.195
                                                              ----------------     --------------

b) Long-term liabilities                                            2004               2003
                                                                    TCH$               TCH$
                                                                    2.273.144          2.131.556
Severance indemnities provision                                ----------------     --------------
                                                                    2.273.144          2.131.556
         Total                                                 ----------------     --------------


21.  Other long-term liabilities

This line includes the following liabilities without any specific expiration date:

                                                                 2004                 2003
                                                                 TCH$                 TCH$
Bottle and case deposits in guarantee (1)                         2.604.802            5.800.484
Leasing                                                             621.307            1.227.064
Fair value swap                                                   2.431.208            1.180.586
Others                                                              143.875               91.550
                                                            ----------------     ----------------
         Total                                                    5.801.192            8.299.684
                                                            ----------------     ----------------

(1) On December 31, 2003, the company recorded the reversal of part of the liability for bottle guarantee deposits based on the results of a survey of bottles existing on the market. This reversal generated a credit of TCH$
1.888.242 to income at December 31, 2003, which is shown in "other non-operating income."

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


22.  Minority Interest

As of March 31, 2004 the effect of minority interest on liabilities and income is as follows:

Taxpayer ID       Company                                Minority      Company     Fiscal Year     Minority       Profit
                                                          Interest      Equity        Profit       Interest     (loss) for
                                                                                      (loss)                     Minority
                                                                                                                 Interest
                                                             %           TCH$          TCH$          TCH$          TCH$
96.891.720-K      Embonor S.A.                            0,04997     182.066.791    2.967.910        90.976       (1.483)
96.972.720-K      Embonor Holdings S.A.                   0,00000     103.495.309     (476.890)            1           (1)
96.517.310-7      Embotelladora Iquique S.A.              0,10000      13.160.697      376.713        13.161         (377)
Extranjero        Arica Overseas S.A.                     0,00001      55.449.378   (1.280.797)       -             -
Extranjero        Inversora los Andes S.A.                0,00013      48.258.525     (300.039)           61        -
Extranjero        Embotelladoras Bolivianas Unidas S.A.   0,00009      42.121.572     (254.160)           40        -
                                                                                                ------------- -------------
Total                                                                                                104.239       (1.861)
                                                                                                ------------- -------------

23.  Changes in equity:

The following were the changes in equity accounts from January 1 to March 31, 2004 and 2003:

--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
              Concept

                                    Paid-In    Reserve for   Premium on  Other       Accumulated  Fiscal         Total
                                    Capital    revaluation  the sale of   reserves     Results    year
                                                    of        treasury                            profit
                                              shareholders'    stock                              (loss)
                                                 equity
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
                                      TCH$                      TCH$        TCH$        TCH$         TCH$        TCH$
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Balances at January 1, 2003      223.566.611       -        20.864.654   6.351.414  (10.062.404)(16.473.094)  224.247.181
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Profit distribution                  -             -            -           -       (16.473.094) 16.473.094        -
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
Revaluation of shareholders'          -          1.117.833      104.323      -          (132.677)       -        1.089.479
equity
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Cumulative adjustment                -             -            -          368.423       -            -           368.423
for exchange differential
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Fiscal year profit (loss)            -             -            -            -            -        (257.355)     (257.355)
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Balances at March 31, 2003       223.566.611    1.117.833   20.968.977   6.719.837  (26.668.175)   (257.355)  225.447.728
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Balances at March 31, 2003       223.566.611    1.117.833   20.968.977   6.719.837  (26.668.175)   (257.355)  225.447.728
adjusted by 0.0%
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Balances at January 1, 2004      225.802.277       -        21.073.300  13.530.671  (26.800.852)(34.097.575)
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Income distribution                  -             -            -           -       (34.097.575) 34.097.575        -
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Revaluation of shareholders'         -         (1.129.011)    (105.366)     -           304.492       -          (929.885)
equity
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Cumulative adjustment                -             -            -       16.562.385       -            -        16.562.385
for exchange differential
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Adjustment other reserves
for sale Elsa-Socap                   -             -            -      (15.094.633)     -            -        (15.094.633)
(1)
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Fiscal year profit (loss)            -             -            -           -            -       (5.660.367)   (5.660.367)
--------------------------------- ----------- ------------- ------------ ----------- ------------ ----------- ------------
 Balances at March 31, 2004       225.802.277   (1.129.011)  20.967.934  14.998.423  (60.593.935) (5.660.367)  194.385.321
================================= =========== ============= ============ =========== ============ =========== ============

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(1) On January 29, 2004, the Company sold its entire equity interest, both direct and indirect, in the Peruvian subsidiary Embotelladora Latinoamericana S.A. (ELSA) totaling 60.45% of that company. The price was US$ 129.917.924, which was paid at once on the same date. As a result of this transaction, the company recognized a debit against other non-operating disbursements in the amount of TCH$ 15.094.633 as of December 31, 2003, arising from adjustments to other reserves because of the sale of this investment.

According to Law 18,046, the revaluation of paid-in capital must be added to paid-in capital at the annual close of the respective fiscal years. The capital is represented by 244.420.704 Series A shares and 266.432.526 Series B shares at a paid-in value of CH$ 442.01 each. The Company's shares have no par value.

a)   Number of shares

                           No. of            No. of paid-in     No. of voting
        Series           subscribed             shares             shares
                           shares

          A                244.420.704          244.420.704       244.420.704
          B                266.432.526          266.432.526       266.432.526
                      ----------------- -------------------- -----------------
        Total              510.853.230          510.853.230       510.853.230
                      ----------------- -------------------- -----------------

b)   Capital

        Series        Subscribed capital            Paid-in capital
                             TCH$                         TCH$

          A                       108.036.415          108.036.415
          B                       117.765.862          117.765.862
                      ------------------------ --------------------
        Total                     225.802.277          225.802.277

                      ------------------------ --------------------

c)   Other reserves:

According to Official Circular No. 5294 of October 20, 1998 and Technical Bulletin No. 64 on the registration of permanent investments abroad, the following can be reported as of March 31, 2004:

1) Liabilities of Coca-Cola Embonor S.A. abroad amounted to TCH$ 6.164.100 (US$10.000.000) and correspond to the bonds issued on the US market. This liability is allocated as follows:

Acquisition                                    Amount
                                                 US$

Embotelladoras Bolivianas Unidas S.A.       10.000.000
                                            ----------
                           Total            10.000.000
                                            ----------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


2) The reserve account called "Cumulative adjustment for exchange differential", due to the conversion of investments abroad, is comprised as follows:

         ITEMIZATION                   Inversora
                                          Los              Sociedad de Cartera              TOTAL               Total
                                      Andes S.A.           del Pacifico S.R.L.                                   Net
                                 Inversion   Liability                 Liability                Liability
                                 Inversion    hedging    Inversion     hedging     Inversion     hedging
                                     M$          M$          M$            M$          M$          M$              M$

2004 Balances                    13.155.441    183.992   (9.284.176) (5.619.219)    3.871.265   (5.435.227)    (1.563.962)

Liability hedging                    -        (252.522)      -         (191.239)       -          (443.761)      (443.761)

Proportional equity value per     1.911.512      -       15.094.634       -        17.006.146       -          17.006.146
Technical Bulletin No. 64
Adjustment other reserves
for sale Elsa-Socap
29.01.2004                           -           -       (5.810.458)  5.810.458    (5.810.458)   5.810.458        -
                                 ----------- ----------- ----------- ------------- ----------- -------------  -----------
Totals                           15.066.953    (68.530)      -            -        15.066.953      (68.530)    14.998.423
                                 ----------- ----------- ----------- ------------- ----------- -------------  -----------


d)   Shareholder Distribution

Shareholders in the Parent Company were as follows at the close of the financial statements, according to Circular No. 792 of the Superintendency of Securities and Insurance:

                  Type of Shareholder                   Equity Interest (%)        Number of Shareholders
                                                          2004         2003           2004           2003
Interest of 10% or more                                   70,82       70,82                02           02

Interest of less than 10% with an investment              29,00       28,78               133           84
greater than or equal to UF 200
Interest of less than 10% with an investment of            0,18        0,40               247          330
less than UF 200
                                                     ---------------------------------------------------------
Total                                                       100         100               382          416
                                                     ---------------------------------------------------------
Company controller                                        25,32       25,32                01           01


e)   Dividends

The Company has not distributed dividends to its shareholders during 2004 and 2003.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


24.  Other Non-Operating Income and Disbursements:

As of March 31, 2004 and 2003 other non-operating income and disbursements are summarized as follows:

a)   Other non-operating income:
                                                                 2004               2003
                                                                 TCH$               TCH$

Gain on asset sale of fixed assets                                  16.460           67.427
Gain on sale of other products                                       -              134.183
Conversion adjustments                             (1)               -               14.037
Profit on the sale of Peru Holding                 (2)           2.009.658             -
Amortization of liability in sale of Industrial Iquitos             68.158             -
Reversal of provisions                                               -               29.500
Fair value Swap  See note 30                                       415.129             -
Profit on the sale of broken glass                                  24.576           22.132
Other miscellaneous income                                           9.446           45.263
                                                            ---------------     ----------------
         Total                                                   2.543.427          312.542
                                                            ---------------     ----------------


b)  Other non-operating disbursements:
                                                                 2004               2003
                                                                 TCH$               TCH$
Travel expenses and miscellaneous fees                             316.702          192.595
Board expenses and fees                                             68.030           80.557
Fair value Swap   See note 30                                      173.163             -
Expenses of repurchase of Chile Series B bonds                     278.780             -
Prepayment expenses of Chile syndicated loan                       355.341             -
Loss on asset sales                                                  -                7.514
Conversion adjustments                            (1)               61.611           82.855
Amortization of deferred expenses                                  234.548          376.892
Amortization of intangibles                                            124          309.552
Payment of patents                                                 357.853          116.880
Other miscellaneous disbursements                                   94.631           89.246
                                                            ---------------     ----------------
       Total                                                     1.940.783        1.256.091
                                                            ---------------     ----------------

(1) This corresponds to the conversion of the financial statements of subsidiaries abroad according to the rules in Technical Bulletin No. 64 of the Chilean Accountants Association.

(2) This corresponds to the differences occurring in the sale of the holding in Peru, as follows:
                                                                    TCH$
                   Surplus in provision above book value            141.417
                   Difference paid above initial price            1.153.536
                   Conversion adjustments as of January 29, 2004    714.705
                                                                  ---------
                                 Total                            2.009.658
                                                                  ---------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


25.  Price-level Restatement

The application of price-level restatement as described in Note 2e) caused a net debit of TCH$ 768.916 against income in 2004 (a net credit of TCH$ 193.808 in 2003), as follows:

Assets - (charges) and credits            Adjustment Index       2004               2003
                                                                 TCH$               TCH$
Inventories                                     CPI                   8.997             7.128
Property, plant and equipment                   CPI                (344.552)        1.005.349
Investment in related companies                 CPI                (489.453)            6.668
Other non-monetary assets                       CPI              (1.175.076)        1.916.317
Expense and cost accounts                       CPI                (283.911)          325.409
                                                            ----------------  ---------------
  Total                                                          (2.283.995)        3.260.871
                                                            ----------------  ---------------

Liabilities  and equity - (charges)  and   Adjustment Index      2004               2003
credits                                                        TCH$               TCH$
Equity                                          CPI                 929.885        (1.089.479)
Bank debt                                        UF                  87.378          (107.410)
Bonds                                           U.F.                 99.929          (533.645)
Other non-monetary liabilities                 CPI-U.F.             382.604        (1.014.409)
Income accounts                                 CPI                  15.283          (322.120)
                                                            ---------------  ----------------
   Total                                                          1.515.079        (3.067.063)
                                                            ---------------  ----------------
Profit (loss) due to price-level restatement                       (768.916)          193.808
                                                            ---------------  ----------------


26.  Foreign Exchange

The application of price-level restatement as described in Note 2e) and f) caused a net debit of TCH$ 6.736.109 in 2003 for the foreign exchange (a net debit of TCH$ 170.942 in 2003), as follows:

Description                                    Currency                    Amount
                                                                  2004               2003
                                                                  TCH$               TCH$
Accounts and documents receivable               Dollar               1.016.868          881.535
Inventory                                       Dollar                -                  -
Other non-monetary assets                       Dollar              (1.122.527)         402.172
                                                           --------------------------------------
Total (Charges) Credits                                               (105.659)       1.283.707
                                                           --------------------------------------
Bank debt                                       Dollar                (870.549)        (647.500)
Bonds                                           Dollar              (3.394.257)         (83.922)
Documents and accounts payable                  Dollar                   6.562         (698.629)
Other non-monetary liabilities                  Dollar              (2.372.206)         (24.598)
                                                           --------------------------------------
Total (Charges) Credits                                             (6.630.450)      (1.454.649)
                                                           --------------------------------------
Profit (loss) on exchange differential                              (6.736.109)        (170.942)
                                                           --------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


27.  Extraordinary Items

There were no extraordinary items as of March 31, 2004 and 2003.

28.  Expenses of issuance and placement of bonds:

The expenses of issuance and placement of Bonds in the U.S. and Chilean market are as follows:

          2004               Deferred          Increase          Amortization          Balance
                             Expenses
                               TCH$               TCH$               TCH$               TCH$
U.S. Bonds                      1.679.240          -                  (180.326)          1.498.914
Chile Bonds  (1)                3.413.083          -                (2.414.488)            998.595
                         ------------------ ------------------ ------------------ ------------------
   Total                        5.092.323          -                (2.594.814)          2.497.509
                         ------------------ ------------------ ------------------ ------------------

          2003               Deferred          Increase          Amortization          Balance
                             Expenses
                               TCH$               TCH$               TCH$               TCH$
U.S. Bonds                      2.397.485          -                  (178.876)          2.218.609
Chile Bonds                     3.745.608          26.468              (95.347)          3.676.729
                         ------------------ ---------------- ------------------ ------------------
   Total                        6.143.093          26.468             (274.223)          5.895.338
                         ------------------ ---------------- ------------------ ------------------

(1)  See note 16

29.  Cash flow statement

(a)  Composition of cash and cash equivalents:

As of March 31, 2004 and 2003, the Parent Company and Subsidiaries has considered the following items as cash and cash equivalents:

                                                 2004             2003
                                                 TCH$             TCH$

           Cash and bank balances               2.411.873       6.685.882
           Time deposits                         -              4.605.635
           Marketable securities                  264.233      11.554.771
           Other current assets                  -              4.390.441
                                             -----------------------------
           Total                                2.676.106      27.236.729
                                             -----------------------------

(b)  Investment activities relating to future cash flows are as follows:

                                                  2004            2003
                                                  TCH$             TCH$

           Incorporation of assets in leasing     714.338       1.237.064
                                               ----------------------------
           Total                                  714.338       1.237.064
                                               ----------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


(c)  Other income received breaks down as follows:

                                                              2004            2003
                                                              TCH$            TCH$

           Net collection of guarantee deposits                    5.701          39.970
           Sale of broken glass and others not in use             30.408          47.591
           Share in advertising                                 -              1.121.998
           Sale of promotional articles                         -                151.297
           Miscellaneous services                               -                118.485
           Sale of investments                                  -                 24.098
           Other                                                  19.469         114.484
                                                          -------------------------------
           Total                                                  55.578       1.617.923
                                                          -------------------------------

(d)  Other paid-in expenses as follows:

                                                              2004            2003
                                                              TCH$            TCH$

           Remuneration of Board of Directors                     68.030          80.557
           Tax from previous years                              -                  4.933
           Previous years expenses                              -                 23.080
           Repurchase of bottles and cases                        34.057          56.019
           Municipal Tax                                         119.214         114.664
           Central administration expenses                       298.206         177.025
           Other miscellaneous items                              10.136          69.865
                                                          -------------------------------
           Total                                                 529.643         526.143
                                                          -------------------------------

(e)  Other sources of financing as follows:

                                                             2004            2003
                                                             TCH$             TCH$

           Financial income from Swap                           -              2.094.962
           Other sources                                           2.182           3.112
                                                          -------------------------------
           Total                                                   2.182       2.098.074
                                                          -------------------------------

(f)  Other disbursements for financing as follows:

                                                             2004            2003
                                                             TCH$             TCH$

           Payments due to rate Swap                           1.624.519        -
              Settlement of Banco Santander-Santiago           1.090.825        -
              forward
              Settlement of Banco Santander-Santiago             272.996        -
              swap
           Expenses of prepayment of Series B bonds              278.780        -
           Fee for payment of syndicated loan                    355.341        -
           Other disbursements                                   375.371           1.097
                                                          -------------------------------
           Total                                               3.997.832           1.097
                                                          -------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


30.  Derivative Agreements:

During the first quarter of 2004, the Company settled risk hedging contracts, exchange rate forwards, with financial institutions made to protect the cash flow payable for dollar debt. These contracts resulted in a loss of TCH$ 1.914.903, which was imputed to exchange differential income.

On March 15 and June 10, 2003, advances were received on the rate swap hedging contract that generated income of TCH$ 7.819.696 for the Parent Company. The Swap expenses of TCH$ 1.504.836 were paid on September 15, 2003.

Expenses of TCH$1.624.519 were paid on March 15, 2004.  (See note 29)

Derivative agreements are valued as described in Note 2(z) and are summarized as follows:

----------- ---------- ---------------------------------------------------------------- ----------
                                        Description of the contracts
                       ----------------------------------------------------------------
  Type of     Type of   Value of   Expiration Specific            Transaction protected  Value of
 derivative  agreement  agreement     date      Item     Position ---------------------     the
                                                          buys                           guarantee
                                                          sale     Name      Amount      protected
----------- ---------- ---------------------------------------------------------------- ----------
      S        CCPE   160.000.000    First    USD-LIBOR-BBA B     USA Bonds 109.604.800 95.008.000
                                  quarter 2006
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Second
     FR        CCTE       740.000   quarter       USD       B     US$ Costs     504.828    456.143
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Third
     FR        CCTE       250.000   quarter       USD       B     US$ Costs     171.500    154.103
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Third
     FR        CCPE     7.900.000   quarter       USD       B     USA Bonds   5.419.400  4.869.639
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Fourth
     FR        CCTE       750.000   quarter       USD       B     US$ Costs     517.125    462.308
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Second
     FR        CCTE     1.680.000   quarter       USD       B     US$ Costs   1.139.712  1.035.569
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Second
     FR        CCTE     1.650.000   quarter       USD       B     US$ Costs   1.222.330  1.017.077
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Second
     FR        CCTE     1.570.000   quarter       USD       B     US$ Costs   1.071.839    967.764
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Third
     FR        CCTE     1.690.000   quarter       USD       B     US$ Costs   1.155.453  1.041.733
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Third
     FR        CCTE     1.820.000   quarter       USD       B     US$ Costs   1.246.154  1.121.866
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Third
     FR        CCTE     1.900.000   quarter       USD       B     US$ Costs   1.301.880  1.171.179
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Fourth
     FR        CCTE     1.850.000   quarter       USD       B     US$ Costs   1.269.470  1.140.359
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                     Fourth
     FR        CCTE     1.830.000   quarter       USD       B     US$ Costs   1.257.576  1.128.030
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
                                    Fourth
     FR        CCTE     2.700.000   quarter       USD       B     US$ Costs   1.858.140  1.664.307
                                      2004
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------
      S        CCPE    50.000.000    Fourth       USD       B     Wachovia   35.000.000 30.820.500
                                    quarter                          and
                                      2007                        Rabobank
                                                                liabilities
----------- ---------- ---------- ----------- ---------- ------- ---------- ----------- ----------



----------- ----------  -------------------------------------------
                                   Accounts that affects

  Type of     Type of   -------------------------------------------
 derivative  agreement   Assets/Liabilities     Effect on results
                        -------------------------------------------
                            Name      Amount     Fact     Not Fact
----------- ----------  -------------------------------------------
      S        CCPE       Notes and  2.431.208  415.129       -
                        Bonds payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account     456.143    -        (48.685)
                           payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account     154.103    -        (17.397)
                           payable
----------- ----------  ------------ --------- -------- -----------

     FR        CCPE       Notes and  4.869.639    -       (549.761)
                        Bonds payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account     462.308    -        (54.817)
                           payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account   1.035.569    -       (104.143)
                           payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account   1.017.077    -       (105.253)
                           payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account     967.764    -       (104.075)
                           payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account   1.041.733    -       (113.720)
                           payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account   1.121.866    -       (124.288)
                           payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account   1.171.179    -       (130.701)
                           payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account   1.140.359    -       (129.111)
                           payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account   1.128.030    -       (129.546)
                           payable
----------- ----------  ------------ --------- -------- -----------
                         Inventory/
     FR        CCTE        Account   1.664.307    -       (193.833)
                           payable
----------- ----------  ------------ --------- -------- -----------
      S        CCPE       Bank debt    199.596 (173.163)     -



----------- ----------  ------------ --------- -------- -----------


31.  Contingencies and commitments

As of March 31, 2004 and 2003, there were no liens or guarantees of the Parent Company or subsidiaries nor mortgages nor were their assets given in guarantee, except as shown in Note 31 c).

(a)  Direct commitments

As of March 31, 2004 and 2003, there were no direct commitments.

(b)  Indirect commitments

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of March 31, 2004 and 2003, there were no indirect commitments.

c)   Restrictions:

U.S. Bonds

The placement of Bonds for US$ 160.000.000 by Coca-Cola Embonor S.A. on the U.S. market is not subject to obligations, limitations and prohibitions.

Chile Bonds (1)

The placement of Bonds for UF 4.400.000 by Coca-Cola Embonor S.A. on the Chilean market is subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its individual and consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The ebitda/net financial expense ratio in consolidated quarterly financial statements must be no less than 2.5 from June 30, 2001 onward. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU).

(1) On January 26, 2004, the Series B Bondholders Meeting resolved to temporarily suspend application of the interest expense coverage ratio that the Company had to prepare as of December 31, 2003 through the Uniform Codified Statistical Record (FECU) that the issuer must prepare as of June 30, 2005. Consequently, this ratio will reapply as of the FECU to be prepared by Coca-Cola Embonor S.A. as of September 30, 2005.

Wachovia Bank, National Association and Rabobank Curacao N.V.  Loans

The Rabobank and Wachovia loans received by Coca-Cola Embonor S.A. on the Foreign market amounting to US$ 50.000.000 are subject to the following obligations, limitations and prohibitions:

(i) The debt/equity ratio in its consolidated quarterly financial statements must be no more than 1.20 at all times.

(ii) The financial expense ratio in the consolidated quarterly financial statements must be no less than 2.5 times. This ratio must be calculated for the last twelve months as of the date of the corresponding Uniform Codified Statistical Record (FECU), the reporting format prescribed by the Chilean SVS.

(iii) Equity must be no less than UF 11.000.000 at December 31 each year.

Thus far, the Company has complied with the limitations and prohibitions to which it is subject and, in the opinion of management, this situation will remain the same in future fiscal years based on future projections.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


32.  Third-party guarantees

There are no guarantees or securities received from third parties in favor of the Parent Company and its subsidiaries as of March 31, 2004 and 2003.

33.  Local and Foreign Currency:

Balances of assets and liabilities in foreign currency, included in the financial statements as of March 31, 2004 and 2003, are summarized as follows:

a)   Assets:

       ----------------------------------------------------------------------------------------------------
                             Line                     Currency            Amount             Amount

       ====================================================================================================
                                                                            2004               2003
       ----------------------------------------------------------------------------------------------------
                                                                            TCH$               TCH$
                                                -----------------------------------------------------------
       Cash                                     Non-adjustable pesos          2.329.492          5.108.157
                                                -----------------------------------------------------------
                                                Dollars                          73.487            309.608
                                                -----------------------------------------------------------
                                                Bolivianos                        8.894            323.939
                                                -----------------------------------------------------------
                                                New Soles                    -                     944.178
       ----------------------------------------------------------------------------------------------------
       Time deposits                            Dollars                      -                   2.902.925
                                                -----------------------------------------------------------
                                                New Soles                    -                   1.702.710
       ----------------------------------------------------------------------------------------------------
       Marketable securities                    Non-adjustable pesos            264.233            230.000
                                                -----------------------------------------------------------
                                                Dollars                      -                  11.324.771
       ----------------------------------------------------------------------------------------------------
       Sales receivables                        Non-adjustable pesos          6.334.196          6.258.577
                                                -----------------------------------------------------------
                                                Bolivianos                      971.430          1.079.866
                                                -----------------------------------------------------------
                                                New Soles                    -                   4.626.275
       ----------------------------------------------------------------------------------------------------
       Documents receivable                     Non-adjustable pesos          4.281.832          4.057.777
                                                -----------------------------------------------------------
                                                Dollars                      -                       9.463
                                                -----------------------------------------------------------
                                                Bolivianos                      334.260            362.223
                                                -----------------------------------------------------------
                                                New Soles                    -                      85.414
       ----------------------------------------------------------------------------------------------------
       Sundry receivables                       Non-adjustable pesos          1.527.746          1.470.261
                                                -----------------------------------------------------------
                                                Dollars                          52.758            158.250
                                                -----------------------------------------------------------
                                                Bolivianos                      113.028            267.527
                                                -----------------------------------------------------------
                                                New Soles                    -                     533.223
       ----------------------------------------------------------------------------------------------------
       Accounts and documents related companies Non-adjustable                  806.592            340.102
                                                pesos

       ----------------------------------------------------------------------------------------------------
                                                Dollars                      -                     117.947
       ----------------------------------------------------------------------------------------------------
       Inventories                              Non-adjustable pesos          3.976.763          3.537.367
                                                -----------------------------------------------------------
                                                Dollars                       2.681.051          4.538.701
                                                -----------------------------------------------------------
                                                Bolivianos                      817.601            970.150
                                                -----------------------------------------------------------
                                                New Soles                    -                   2.630.273
       ----------------------------------------------------------------------------------------------------
       Recoverable taxes                        Non-adjustable pesos          1.017.767          1.012.055
                                                -----------------------------------------------------------
                                                Bolivianos                        4.770         -
                                                -----------------------------------------------------------
                                                New Soles                    -                      17.204
       ----------------------------------------------------------------------------------------------------
       Prepaid expenses                         Non-adjustable pesos          1.765.995          2.120.094
       ----------------------------------------------------------------------------------------------------
                                                Dollars                         476.166          2.796.897
       ----------------------------------------------------------------------------------------------------
                                                Bolivianos                      104.524            163.599
       ----------------------------------------------------------------------------------------------------
                                                New Soles                    -                     623.456
       ----------------------------------------------------------------------------------------------------
       Deferred taxes                           Non-adjustable pesos          1.212.621            918.988
       ----------------------------------------------------------------------------------------------------
       Other current assets                     Non-adjustable pesos            834.974          5.299.502
       ----------------------------------------------------------------------------------------------------
                                                Dollars                       1.173.703          1.264.008
                                                -----------------------------------------------------------
                                                New Soles                    -                   3.565.147
       ----------------------------------------------------------------------------------------------------
       Total current assets                                                  31.163.883         71.670.746

       ----------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


a)   Assets:

       ----------------------------------------------------------------------------------------------------
                         Line                         Currency            Amount             Amount
       ----------------------------------------------------------------------------------------------------
                                                                           2004               2003
        ----------------------------------------------------------------------------------------------------
                                                                           TCH$               TCH$
       ----------------------------------------------------------------------------------------------------

       Land                                     Non-adjustable pesos         3.676.400          3.676.584
                                                -----------------------------------------------------------
                                                Dollars                      2.496.958          2.963.408
                                                -----------------------------------------------------------
                                                New Soles                    -                  7.550.968
       ----------------------------------------------------------------------------------------------------
       Buildings and Infrastructure             Non-adjustable pesos        25.026.747         24.888.919
                                                -----------------------------------------------------------
                                                Dollars                      4.441.272          5.126.377
                                                -----------------------------------------------------------
                                                New Soles                    -                 19.459.914
       ----------------------------------------------------------------------------------------------------
       Machinery and equipment                  Non-adjustable pesos        39.499.427         39.036.291
                                                -----------------------------------------------------------
                                                Dollars                     23.454.130         27.352.339
                                                -----------------------------------------------------------
                                                New Soles                    -                 55.809.464
       ----------------------------------------------------------------------------------------------------
       Other fixed assets                       Non-adjustable              59.674.338         57.233.953
                                                pesos
                                                -----------------------------------------------------------
                                                Dollars                     25.970.384         29.900.808
                                                -----------------------------------------------------------
                                                New Soles                    -                 65.385.436
       ----------------------------------------------------------------------------------------------------
       Technical reappraisal of                 Non-adjustable pesos         1.867.826          1.867.892
       property, plant and equipment
       ----------------------------------------------------------------------------------------------------
       Accumulated Depreciation                 Non-adjustable pesos       (66.721.889)       (61.643.040)
                                                -----------------------------------------------------------
                                                Dollars                    (19.028.662)       (19.701.416)
                                                -----------------------------------------------------------
                                                New Soles                    -                (81.420.418)
       ----------------------------------------------------------------------------------------------------
       Total  property, plant and equipment                                100.356.931        177.487.479
       ----------------------------------------------------------------------------------------------------

       ----------------------------------------------------------------------------------------------------
                         Line                         Currency            Amount             Amount
       ----------------------------------------------------------------------------------------------------
                                                                           2004               2003
       ----------------------------------------------------------------------------------------------------
                                                                           TCH$               TCH$
       ----------------------------------------------------------------------------------------------------
       Investment in related companies          Non-adjustable pesos         1.513.780            975.274
                                                -----------------------------------------------------------
                                                Dollars                      -                    452.543
       ----------------------------------------------------------------------------------------------------
       Investment in other companies            Non-adjustable pesos               978                974
                                                -----------------------------------------------------------
                                                Dollars                         62.580             80.558
                                                -----------------------------------------------------------
                                                New Soles                    -                     41.307
       ----------------------------------------------------------------------------------------------------
       Goodwill                                 Non-adjustable pesos       195.837.109        208.667.183
                                                -----------------------------------------------------------
                                                Dollars                     11.994.789         81.560.583
                                                -----------------------------------------------------------
                                                New Soles                    -                  -
       ----------------------------------------------------------------------------------------------------
       Negative goodwill                        Dollars                      -                   (865.498)
       ----------------------------------------------------------------------------------------------------
       Long-term receivables                    Dollars                         39.599            177.510
                                                -----------------------------------------------------------
                                                New Soles                    -                     18.249
       ----------------------------------------------------------------------------------------------------
       Long-term deferred taxes                 Non-adjustable pesos         5.222.394         -
       ----------------------------------------------------------------------------------------------------
       Intangibles                              Non-adjustable pesos            19.588             19.699
                                                -----------------------------------------------------------
                                                New Soles                    -                 27.223.942
       ----------------------------------------------------------------------------------------------------
       Amortization                             Non-adjustable pesos            (3.565)            (3.066)
                                                -----------------------------------------------------------
                                                New Soles                    -                 (7.028.346)
       ----------------------------------------------------------------------------------------------------
       Other                                    Non-adjustable pesos         2.132.674          5.648.509
                                                -----------------------------------------------------------
                                                New Soles                    -                  2.663.876
       ----------------------------------------------------------------------------------------------------
       Total other assets                                                  216.819.926        317.002.912
       ----------------------------------------------------------------------------------------------------
       Total assets                                                        348.340.740        566.161.137
       ----------------------------------------------------------------------------------------------------
                                                Non-adjustable pesos       292.098.018        310.722.052
       ----------------------------------------------------------------------------------------------------
                                                Dollars                     53.888.215        150.469.782
       ----------------------------------------------------------------------------------------------------
                                                Bolivianos                   2.354.507          3.167.304
       ----------------------------------------------------------------------------------------------------
                                                New Soles                    -                101.801.999
       ----------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements

-----------------------------------------------------------------------------------------------------------------------------------
  b) Liabilities     Currency                       Out to 90 days                              From 90 days to 1 year
                   ----------------------------------------------------------------------------------------------------------------
                                             2004                    2003                    2004                    2003
                   ----------------------------------------------------------------------------------------------------------------
                                    Amount     Annual        Amount     Annual       Amount   Annual        Amount     Annual
      Line                           TCH$      average        TCH$      average       TCH$    average        TCH$      average
                                             interest rate            interest rate         interest rate           interest rate
-----------------------------------------------------------------------------------------------------------------------------------
    CURRENT
  LIABILITIES
-----------------------------------------------------------------------------------------------------------------------------------
  Short-term       Non-adjustable  $   200.522       1,60%      -            -          -          -           -            -
  bank debt
                 ------------------------------------------------------------------------------------------------------------------
                   New Soles            -            -           2.188      11.0%       -          -           -            -
-----------------------------------------------------------------------------------------------------------------------------------
  Long-term        Adjustable           -            -          -            -          -          -       17.708.544   TAB+1.4%
  bank debt -
  short-term
  portion          pesos
                 ------------------------------------------------------------------------------------------------------------------
                   Dollars              -            -          43.024      7.00%     221.677  Libor+2.5%     388.995  Libor+2.5%
-----------------------------------------------------------------------------------------------------------------------------------
  Bonds -          Adjustable pesos     77.744      6,750%  18.495.909      6.75%       -          -           -            -
  short-term
  portion
                 ------------------------------------------------------------------------------------------------------------------
                   Dollars             427.446      9,875%   1.305.488     9.875%       -          -           -            -
-----------------------------------------------------------------------------------------------------------------------------------
  Dividends        Non-adjustable  $    -           -           -            -         18.960      -           -            -
  payable
-----------------------------------------------------------------------------------------------------------------------------------
  Accounts         Non-adjustable  $ 4.979.532      -        4.715.422       -          -          -           -            -
  payable
                 ------------------------------------------------------------------------------------------------------------------
                   Dollars           2.243.097      -        5.361.319       -          -          -              156       -
                 -----------------------------------------------------------------------------------------------------------------
                   Bolivianos          181.168      -          150.804       -          -          -           -            -
                 ------------------------------------------------------------------------------------------------------------------
                   New Soles           -            -        1.906.470       -          -          -           -            -
-----------------------------------------------------------------------------------------------------------------------------------
  Documents        Dollars             131.310      -        1.305.572       -          -          -           -            -
  payable
                 ------------------------------------------------------------------------------------------------------------------
                   New Soles          -             -          162.626       -          -          -           -            -
-----------------------------------------------------------------------------------------------------------------------------------
  Sundries         Non-adjustable  $   992.667      -          942.926       -          -          -            7.147       -
  payable
                 ------------------------------------------------------------------------------------------------------------------
                   New Soles           -            -          569.879       -          -          -           -            -
-----------------------------------------------------------------------------------------------------------------------------
------
  Intercompany
  documents
  and              Non-adjustable  $ 1.741.025      -        1.517.347       -          -          -           -            -
  accounts
  payable
                 ------------------------------------------------------------------------------------------------------------------
                   Dollars           2.641.815      -        3.939.323       -          -          -           -            -
-----------------------------------------------------------------------------------------------------------------------------------


                                      -44-

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of March 31, 2004:

------------------------------------------------------------------------------------------------------------------------------------
  b) Liabilities                                     Out to 90 days                              From 90 days to 1 year
                                   -------------------------------------------------------------------------------------------------
                                              2004                     2003                    2004                    2003
                                   -------------------------------------------------------------------------------------------------
      Line          Currency           Amount   Annual        Amount    Annual       Amount     Annual         Amount     Annual
                                        TCH$   average        TCH$      average       TCH$      average         TCH$      average
                                             interest rate           interest rate            interest rate            interest rate
------------------------------------------------------------------------------------------------------------------------------------
    CURRENT
  LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
  Provisions       Adjustable $        -            -           -           -         238.640       -             -          -
                 -------------------------------------------------------------------------------------------------------------------
                   Non-adjustable $  3.669.850      -        1.219.348      -          58.301       -          1.594.082     -
                 -------------------------------------------------------------------------------------------------------------------
                   Dollars             -            -           -           -           -           -             -          -
                 -------------------------------------------------------------------------------------------------------------------
                   Bolivianos          932.462      -        1.347.513      -           -           -             -          -
                 -------------------------------------------------------------------------------------------------------------------
                   New Soles           -            -        3.390.252      -           -           -             -          -
------------------------------------------------------------------------------------------------------------------------------------
  Withholdings     Non-adjustable $  1.874.828      -        1.767.018      -           -           -             -          -
                 -------------------------------------------------------------------------------------------------------------------
                   Bolivianos          843.372      -          915.315      -           -           -             -          -
                 -------------------------------------------------------------------------------------------------------------------
                   New Soles           -            -        1.827.550      -           -           -             -          -
------------------------------------------------------------------------------------------------------------------------------------
  Income tax       Non-adjustable $     32.557      -           -           -           -           -             -          -
------------------------------------------------------------------------------------------------------------------------------------
  Other            Non-adjustable $     23.258      -           10.028      -         269.371       -                872     -
  current        -------------------------------------------------------------------------------------------------------------------
  liabilities      Dollars             -            -           -           -           -           -             -          -
                 -------------------------------------------------------------------------------------------------------------------
                   New Soles           -            -          707.428      -           -           -             -          -
------------------------------------------------------------------------------------------------------------------------------------
  Total                             20.992.653      -       51.602.749      -         806.949       -         19.699.796     -
  current        -------------------------------------------------------------------------------------------------------------------
  liabilities      Adjustable     $     77.744      -       18.495.909      -         238.640       -         17.708.544     -
                 -------------------------------------------------------------------------------------------------------------------
                   Non-adjustable $ 13.514.239      -       10.172.089      -         346.632       -          1.602.101     -
                 -------------------------------------------------------------------------------------------------------------------
                   Dollars           5.543.668      -       11.954.726      -         221.677       -            389.151     -
                 -------------------------------------------------------------------------------------------------------------------
                   Bolivianos        1.957.002      -        2.413.632      -           -           -             -          -
                 -------------------------------------------------------------------------------------------------------------------
                   New Soles           -            -        8.566.393      -           -           -             -          -
------------------------------------------------------------------------------------------------------------------------------------


                                      -45-

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


As of March 31, 2004:

------------------------------------------------------------------------------------------------------------------------------------
  b) Liabilities     Currency             1 to 3 years            3 to 5 years          5 to 10 years           More than 10 years
                 -------------------------------------------------------------------------------------------------------------------
                                    Amount       Annual      Amount       Annual     Amount       Annual     Amount       Annual
                                     TCH$        average      TCH$       average      TCH$        average     TCH$        average
      Line                                    interest rate           interest rate            interest rate          interest rate
------------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM
  LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
                  Adjustable $         -            -          -            -          -             -         -             -
  Bank debt      -------------------------------------------------------------------------------------------------------------------
                  Dollars          18.492.300  Libor+2.5%   7.705.125   Libor+2.5%     -             -         -             -
------------------------------------------------------------------------------------------------------------------------------------
  Bonds           Adjustable $         -            -          -            -          -             -       7.148.828     6.75%
                 -------------------------------------------------------------------------------------------------------------------
                  Dollars          90.630.989     9.875%       -            -          -             -         -             -
------------------------------------------------------------------------------------------------------------------------------------
  Long-term       Non-adjustable $    446.060       -         120.080       -          190.190       -         323.786       -
  provisions    --------------------------------------------------------------------------------------------------------------------
                  Bolivianos           -            -       1.193.028       -          -             -         -             -
------------------------------------------------------------------------------------------------------------------------------------
  Long-term       Non-adjustable $     -            -          -            -          -             -         -             -
  deferred tax  --------------------------------------------------------------------------------------------------------------------
                  New Soles            -            -          -            -          -             -         -             -
------------------------------------------------------------------------------------------------------------------------------------
  Other long-term Adjustable $        299.306       -         199.380       -          180.010       -         -             -
  liabilities   --------------------------------------------------------------------------------------------------------------------
                  Non-adjustable $    229.332       -           6.230       -          200.004       -       3.871.947       -
                --------------------------------------------------------------------------------------------------------------------
                  Dollars              -            -          -            -          -             -         -             -
                --------------------------------------------------------------------------------------------------------------------
                  New Soles            -            -          -            -          -             -         -             -
                --------------------------------------------------------------------------------------------------------------------
                  Bolivianos           -            -         814.983       -          -             -         -             -
------------------------------------------------------------------------------------------------------------------------------------
    Total         Total           110.097.987       -      10.038.826       -          570.204       -      11.344.561       -
  long-term     --------------------------------------------------------------------------------------------------------------------
 liabilities      Adjustable $        299.306       -         199.380       -          180.010       -       7.148.828       -
                --------------------------------------------------------------------------------------------------------------------
                  Non-adjustable $    675.392       -         126.310       -          390.194       -       4.195.733       -
                --------------------------------------------------------------------------------------------------------------------
                  Dollars         109.123.289       -       7.705.125       -          -             -         -             -
                --------------------------------------------------------------------------------------------------------------------
                  New Soles            -            -          -            -          -             -         -             -
                --------------------------------------------------------------------------------------------------------------------
                  Bolivianos           -            -       2.008.011       -          -             -         -             -
------------------------------------------------------------------------------------------------------------------------------------


                                      -46-



As of March 31, 2003:


------------------------------------------------------------------------------------------------------------------------------------
  b) Liabilities     Currency             1 to 3 years             3 to 5 years          5 to 10 years        More than 10 years
                --------------------------------------------------------------------------------------------------------------------
                                    Amount       Annual         Amount    Annual         Amount   Annual       Amount     Annual
      Line                           TCH$        average         TCH$     average         TCH$    average       TCH$      average
                                              interest rate            interest rate           interest rate          interest rate
------------------------------------------------------------------------------------------------------------------------------------
   LONG-TERM
  LIABILITIES
------------------------------------------------------------------------------------------------------------------------------------
                  Adjustable $     26.132.405   TAB+1.4%        -            -            -          -          -            -
  Bank debt     --------------------------------------------------------------------------------------------------------------------
                  Dollars             510.836     7.90%     36.578.000    Libor +         -          -          -            -
                                                                            2.5%
                --------------------------------------------------------------------------------------------------------------------
                  New Soles            -            -           -            -            -          -          -            -
------------------------------------------------------------------------------------------------------------------------------------
  Bonds           Adjustable $         -            -           -            -            -          -       26.098.498    6.75%
                --------------------------------------------------------------------------------------------------------------------
                  Dollars              -            -      108.119.198   9.875%           -          -          -            -
------------------------------------------------------------------------------------------------------------------------------------
  Long-term       Non-adjustable $     -            -           -            -            -          -          -            -
  deferred tax   -------------------------------------------------------------------------------------------------------------------
                  New Soles         7.532.003       -           -            -            -          -          -            -
------------------------------------------------------------------------------------------------------------------------------------
  Long-term       Non-adjustable $    522.045       -           50.065       -           68.047      -          375.947      -
  provisions     -------------------------------------------------------------------------------------------------------------------
                  New Soles            -            -           -            -            -          -          -            -
                 -------------------------------------------------------------------------------------------------------------------
                  Bolivianos           -            -        1.115.452       -            -          -          -            -
------------------------------------------------------------------------------------------------------------------------------------
  Other long-term Adjustable $        571.312       -          380.874       -          698.270      -          -            -
  liabilities    -------------------------------------------------------------------------------------------------------------------
                  Non-adjustable $  1.674.778       -           12.065       -           66.032      -        2.337.036      -
                 -------------------------------------------------------------------------------------------------------------------
                  Dollars              -            -           -            -            -          -          -            -
                 -------------------------------------------------------------------------------------------------------------------
                  New Soles         1.353.105       -           40.588       -           30.655      -          -            -
                 -------------------------------------------------------------------------------------------------------------------
                  Bolivianos           -            -        1.134.969       -            -          -          -            -
------------------------------------------------------------------------------------------------------------------------------------
  Total long-term Total            38.296.484       -      147.431.211       -          863.004      -       28.811.481      -
  liabilities    -------------------------------------------------------------------------------------------------------------------
                  Adjustable $     26.703.717       -          380.874       -          698.270      -       26.098.498      -
                 -------------------------------------------------------------------------------------------------------------------
                  Non-adjustable $  2.196.823       -           62.130       -          134.079      -        2.712.983      -
                 -------------------------------------------------------------------------------------------------------------------
                  Dollars             510.836       -      144.697.198       -            -          -          -            -
                 -------------------------------------------------------------------------------------------------------------------
                  New Soles         8.885.108       -           40.588       -           30.655      -          -            -
                 -------------------------------------------------------------------------------------------------------------------
                  Bolivianos           -            -        2.250.421       -            -          -          -            -
------------------------------------------------------------------------------------------------------------------------------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


34.  Sanctions:

No sanctions have been applied to the Parent Company, its subsidiaries, their directors or managers by the Superintendency of Securities and Insurance or other administrative authorities.

35.  Research and Development Expenses:

As of March 31, 2004 and 2003, neither the Parent Company nor its Subsidiaries had made disbursements for research and development as defined in Circular No. 981 of the Superintendency of Securities and Insurance.

36.  Board Compensation:

The Parent Company and its subsidiaries made payments of allowances and compensation to Directors amounting to TCH$ 68.030 in 2004 and TCH$ 80.557 in 2003.

37.  Material Events

Coca-Cola Embonor S.A.

1.   Regular General Shareholders Meeting

A Regular General Shareholders Meeting was held by Coca-Cola Embonor S.A. on April 29, 2004. The purpose was:

a) Approve the Annual Report, General Balance Sheet and Financial Statements for the fiscal year running from January 1, 2003 to December 31, 2003;

b)   Discuss the results in the 2003 fiscal year;

c)   Appoint the external auditors for the 2004 fiscal year;

d) Decide on the compensation of the Board of Directors for the 2004 fiscal year;

e) Report on Board resolutions relative to the transactions listed in Article 44 of the Companies Law occurring after the last Shareholders Meeting;

f) Decide on the newspaper in which notices will be published of upcoming Regular or Special General Shareholders Meetings, if pertinent;

g)   Decide on the 2004 dividend policy;

h)   Set the compensation of the Directors Committee and its expense budget;

i) Generally discuss and analyze, all matters relating to the management and administration of the corporate business and to adopt the resolutions it deems convenient that


                                      -48

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


are within the purview of the Regular General Shareholders Meeting according to the By-Laws and Governing Law.

2. On December 9, 2003, it was reported that the offer made by Corporacion Jose R. Lindley S.A. included an appraisal of Embotelladora Latinoamericana S.A. in the amount of US$ 215.000.000.

3. On January 6, 2004, there was a progress report on the negotiations with Corporacion Jose R. Lindley S.A. It was further stated that there was full agreement on the terms of the proposal so the parties were continuing with the negotiations, but no expiration date had been defined for this purpose.

4. On January 14, 2004, it was reported that negotiations continued and that Corporacion Jose R. Lindley S.A. had simultaneously begun its due diligence of Embotelladora Latinoamericana S.A..

5. It was reported that Coca-Cola Embonor S.A. and Corporacion Jose R. Lindley S.A. signed a business agreement on January 14, 2004, regarding the acquisition by the latter of the entire equity interest of the Company in Embotelladora Latinoamericana S.A. totaling 60.45%. For these purposes, the transaction included an appraisal of 100% of ELSA in the amount of US$ 215.000.000, including minor adjustments for cash position and working capital on the transaction closing date. The final transaction is scheduled to be perfected on January 28, 2004.

6. It was reported that on January 29, 2004, a purchase agreement was signed in Lima whereby Coca-Cola Embonor S.A. sold, through its subsidiaries Embonor Holdings S.A. and Embotelladora Arica Overseas, its entire equity interest in the Peruvian subsidiary Embotelladora Latinoamericana S.A., totaling 60.45%, to Corporacion Jose R. Lindley S.A., a Peruvian company, for the price of US$129.917.924. The stipulated price was paid at once on the same date, although there may be an adjustment, depending on the level of cash and working capital on the closing date, according to a procedure that should conclude no later than March 2004.

7. On February 2, 2004, a response was delivered to Official Letter No. 00942 dated January 30, 2004 whereby the Superintendency of Securities and Insurance asked us to advise of the effects on income of the sale of the equity interest in Embotelladora Latinoamericana S.A. The potential impact on income was provided based on preliminary information available but which is not yet audited. It was also reported that work was underway with the Company's external auditors to determine the true impact of this transaction on the income of Coca-Cola Embonor S.A. It was further reported that according to the terms of the purchase agreement, there could be minor adjustments to the price that will depend on the level of cash and working capital on the transaction closing date, i.e. January 29, 2004.

8. On February 2, 2004, it was reported that an offer had been made for a voluntary redemption of the Series B Bonds issued by Coca-Cola Embonor S.A. The notice of this offer was published on January 10, 2004 in El Mercurio and approved by the Bondholders Meeting held January 26, 2004. On January 30, 2004, BICE, the paying bank, made payment of the

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


price and respective fee to all who accepted the offer, or 72.67% of the Series B Bonds, which totaled TCH$ 19.828.302.

9. It was reported that on February 4, 2004, the entire Syndicated Loan between Coca-Cola Embonor S.A. and Citibank N.A. Chile Branch and other banks was prepaid for a total of TCH$ 26.949.275.

10. In addition to the information on the sale of the Peruvian operation, it was reported that the adjustment procedure had concluded favorably for Coca-Cola Embonor S.A. since the sale price rose by US$1.920.000. This difference was paid in full by Corporacion Jose R. Lindley S.A. on March 10, 2004, as established by contract.

38.  Subsequent events

There are no significant subsequent events between March 31, 2004 and the date of preparation of these financial statements that affect or will affect the assets, liabilities and/or results of the Parent Company and its Subsidiaries.

39.  The Environment

The Parent Company and its Subsidiaries have developed the following environmental protection projects. The expenses of those projects are shown below:

Concept                                Budgeted               Spent
                                          TCH$                 TCH$

Effluent Treatment                          73.457                2.121
Operating Cost                              33.673               39.338
                                 ---------------------    -----------------
Total                                      107.130               41.459
                                 ---------------------    -----------------

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


                              EXPLANATORY ANALYSIS

I    First Quarter 2004 vs. 2003

Consolidated sales volume totaled 29.5 million unit cases. The decrease was 39.5% compared to the previous year. The Chile Operation accumulated a growth of 11.3% and Bolivia 14.8%, in the first quarter of 2004 without Peru.

A recovery was seen in the growth in markets in all territories in which the Company does business. A recovery is noted in the economy in the regions in which the Company has an interest. The Company is also satisfied with its good performance on the market, which has helped strengthen its position with respect to competing brands.

The operating revenue declined 33.8% on a consolidated level to a total of TCH$
42.858.893 (MUS$ 69.529,8). Operating profit increased 0.4% to a total of TCH$
6.713.964 on a consolidated level (MUS$ 10.892,0), which represents 15.7% of revenues compared to 10.3% in the previous year. During the year 2004, the operating cash flow was TCH$9.245.734 (MUS$14.999,3) (operating profit (loss) + depreciation), a decrease of 20.8% compared to the previous year, which accounts for 21.6% of consolidated revenues.

There was a non-operating loss of TCH$12.609.897 (MUS$ 20.457) as compared to a loss of TCH$ 7.017.728 in the previous year. The greatest non-operating loss is due mainly to the increased loss in the exchange differential because of the devaluation of the Chilean peso during the first quarter that affected the bonds in dollars. We also saw a decrease in interest income and expenses. There was a rise in other non-operating income, mainly because of the price differential in March 2004 on the sale of the Peruvian operation, for a total of US$1.920.000. Non-operating income was heavily affected as well by the amortization of goodwill in the amount of TCH$ 3.474.172, a book charge that does not represent cash flow.

The net loss was TCH$ 5.660.367, which compares to the net loss of TCH$ 257.355 in 2003.

Chilean Operations

In Chile, the physical sales volume increased by 11.3% in the first quarter ending March 31, 2004, compared to the same period in the previous year. The nominal prices per unit case have increased slightly in 2004. Sales revenue totaled TH$ 35.021.305 (MUS$ 56.815,0), representing an increase of 10.9% compared to the same period in the previous year. Operating cash flow (operating profit + depreciation) in the Chilean operation totaled TCH$8.259.341 (MUS$13.399,1), which represents 23.6% of revenues compared to 20.8% in the previous year.

Bolivian Operations

In Bolivia, physical sales grew 14.8% with respect to the previous year. Net revenue totaled TCH$ 7.837.588 (MUS$12.714,9), which represents a 4.5% decrease in relation to 2003. Operating cash flow (operating profit + depreciation) was TCH$ 986.383 (MUS$1.600,2), which accounts for 12.6% of revenue in comparison to 16.1% in the previous year.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


Financial economic indicators

The principal financial-economic indicators related to the consolidated financial statements as of March 31, 2004 and 2003 are shown below:

------------------------------------------------------------------------ --------------------- ---------------------
Concepts                                                                         2004                  2003
------------------------------------------------------------------------ --------------------- ---------------------
------------------------------------------------------------------------ --------------------- ---------------------
Liquidity
------------------------------------------------------------------------ --------------------- ---------------------
Current assets                                                                     31.163.883            71.670.746
------------------------------------------------------------------------ --------------------- ---------------------
Current liabilities                                                                21.799.602            71.302.545
------------------------------------------------------------------------ --------------------- ---------------------
Liquidity                                                                                1.43                  1.01
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Acid ratio
------------------------------------------------------------------------ --------------------- ---------------------
Current assets - Inventories                                                       23.688.468            59.994.255
------------------------------------------------------------------------ --------------------- ---------------------
Current liabilities                                                                21.799.602            71.302.545
------------------------------------------------------------------------ --------------------- ---------------------
Acid ratio                                                                               1.09                  0.84
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Debt ratio
------------------------------------------------------------------------ --------------------- ---------------------
Current liabilities + Long-term liabilities                                       153.851.180           286.704.725
------------------------------------------------------------------------ --------------------- ---------------------
Equity + Minority interest                                                        194.489.560           279.456.412
------------------------------------------------------------------------ --------------------- ---------------------
Debt ratio                                                                               0.79                  1.03
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Current liabilities/Total debt                                                          14.17%                24.87%
------------------------------------------------------------------------ --------------------- ---------------------
Long-term debt/Total debt                                                               85.83%                75.13%
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Financial expenses coverage
------------------------------------------------------------------------ --------------------- ---------------------
EBIT+FE-FI+A+D+OIE+PLR-Loss in Related Companies                                    9.245.734            11.685.659
------------------------------------------------------------------------ --------------------- ---------------------
Net financial expenses                                                              2.085.047             1.629.623
------------------------------------------------------------------------ --------------------- ---------------------
Coverage                                                                                 4.43                  7.17
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
ACTIVITY
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Inventories turnover

------------------------------------------------------------------------ --------------------- ---------------------
Cost of sales                                                                      25.201.378            39.501.866
------------------------------------------------------------------------ --------------------- ---------------------
Average inventories                                                                 8.685.085            10.781.399
------------------------------------------------------------------------ --------------------- ---------------------
Inventories turnover                                                                    11.61                 14.66
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Inventory turnover in days
------------------------------------------------------------------------ --------------------- ---------------------
Average inventories                                                                 8.685.085            10.781.399
------------------------------------------------------------------------ --------------------- ---------------------
Cost of sales                                                                      25.201.378            39.501.866
------------------------------------------------------------------------ --------------------- ---------------------
Inventory turnover in days                                                              31.02                 24.56
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Net sales
------------------------------------------------------------------------ --------------------- ---------------------
Chile                                                                              35.021.305            31.586.625
------------------------------------------------------------------------ --------------------- ---------------------
Peru                                                                              -                      24.958.299
------------------------------------------------------------------------ --------------------- ---------------------
Bolivia                                                                             7.837.588             8.211.051
------------------------------------------------------------------------ --------------------- ---------------------
Consolidated                                                                       42.858.893            64.755.975
------------------------------------------------------------------------ --------------------- ---------------------


                                      -52-

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


------------------------------------------------------------------------ --------------------- ---------------------
Concepts                                                                         2004                  2003
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Sales in thousand unit cases
------------------------------------------------------------------------ --------------------- ---------------------
Chile                                                                                  21.586                19.400
------------------------------------------------------------------------ --------------------- ---------------------
Peru                                                                              -                          22.426
------------------------------------------------------------------------ --------------------- ---------------------
Bolivia                                                                                 7.904                 6.888
------------------------------------------------------------------------ --------------------- ---------------------
Consolidated                                                                           29.490                48.714
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Cost of sales
------------------------------------------------------------------------ --------------------- ---------------------
Chile                                                                             (20.262.436)          (19.695.623)
------------------------------------------------------------------------ --------------------- ---------------------
Peru                                                                              -                     (14.655.778)
------------------------------------------------------------------------ --------------------- ---------------------
Bolivia                                                                            (4.938.942)           (5.150.465)
------------------------------------------------------------------------ --------------------- ---------------------
Consolidated                                                                      (25.201.378)          (39.501.866)
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Operating Income                                                                    6.713.964             6.687.276
------------------------------------------------------------------------ --------------------- ---------------------
Financial expenses                                                                 (3.211.537)           (4.232.024)
------------------------------------------------------------------------ --------------------- ---------------------
Non-operating income                                                              (12.609.897)           (7.017.728)
------------------------------------------------------------------------ --------------------- ---------------------
EBITDA                                                                              9.245.734            11.685.659
------------------------------------------------------------------------ --------------------- ---------------------
Income (loss) before income taxes                                                  (5.895.933)             (330.452)
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Profitability
------------------------------------------------------------------------ --------------------- ---------------------
Return on Equity
------------------------------------------------------------------------ --------------------- ---------------------
Income (loss) net                                                                  (5.660.367)             (257.355)
------------------------------------------------------------------------ --------------------- ---------------------
Average equity                                                                    293.640.462           224.803.885
------------------------------------------------------------------------ --------------------- ---------------------
Return on equity                                                                        -1.93%                -0.11%
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Return on Assets
------------------------------------------------------------------------ --------------------- ---------------------
Income (loss) net                                                                  (5.660.367)             (257.355)
------------------------------------------------------------------------ --------------------- ---------------------
Average assets                                                                    635.412.419           527.940.550
------------------------------------------------------------------------ --------------------- ---------------------
Return on Assets                                                                        -0.89%                -0.05%
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Average operating assets                                                          152.362.420           211.446.053
------------------------------------------------------------------------ --------------------- ---------------------
Return on average operating assets                                                      -3.72%                -0.12%
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Income (loss) per share
------------------------------------------------------------------------ --------------------- ---------------------
Income (loss) net                                                                  (5.660.367)             (257.355)
------------------------------------------------------------------------ --------------------- ---------------------
Number of subscribed and paid-in shares                                           510.853.230           510.853.230
------------------------------------------------------------------------ --------------------- ---------------------
Income (loss) per share                                                                -11.08                 -0.50
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Dividend return:
------------------------------------------------------------------------ --------------------- ---------------------
Series A
------------------------------------------------------------------------ --------------------- ---------------------
Dividends paid in year/No. of shares in series                                           0.00                  0.00
------------------------------------------------------------------------ --------------------- ---------------------
Closing price of share                                                                    295                   155
------------------------------------------------------------------------ --------------------- ---------------------
Dividend return                                                                         0.00%                  0.00%
------------------------------------------------------------------------ --------------------- ---------------------

------------------------------------------------------------------------ --------------------- ---------------------
Series B
------------------------------------------------------------------------ --------------------- ---------------------
Dividends paid in year/No. of shares in series                                           0.00                  0.00
------------------------------------------------------------------------ --------------------- ---------------------
Closing price of share                                                                    333                   165
------------------------------------------------------------------------ --------------------- ---------------------


                                      -53-

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


------------------------------------------------------------------------ --------------------- ---------------------
Dividend return                                                                         0.00%                 0.00%
------------------------------------------------------------------------ --------------------- ---------------------

II.  Analysis of Balance Sheet

As of  March 31,

                                                 2004               2003            Variations        Variations%
                                                 TCH$               TCH$               TCH$
Current assets                                    31.163.883         71.670.746       (40.506.863)         (56.52)%
Property, plant and equipment                    100.356.931        177.487.479       (77.130.548)         (43.46)%
Other assets                                     216.819.926        317.002.912      (100.182.986)         (31.60)%
                                           ------------------ ------------------ ------------------ ----------------
Total Assets                                     348.340.740        566.161.137      (217.820.397)         (38.47)%
                                           ------------------ ------------------ ------------------ ----------------

Current liabilities                               21.799.602         71.302.545       (49.502.943)         (69.43)%
Long-term liabilities                            132.051.578        215.402.180       (83.350.602)         (38.70)%
Minority interest                                    104.239         54.008.684       (53.904.445)         (99.81)%
Equity                                           194.385.321        225.447.728       (31.062.407)         (13.78)%
                                           ------------------ ------------------ ------------------ ----------------
Total liabilities and equity                     348.340.740        566.161.137      (217.820.397)         (38.47)%
                                           ------------------ ------------------ ------------------ ----------------

A comparison of the consolidated balance sheet shows a decrease of TCH$
40.506.863 in current assets, mainly because the Peru operation in 2004 was not consolidated. There was also a significant reduction in current liabilities in the amount of TCH$ 49.502.943. This decrease in current liabilities is due mainly to the fact that the Peru operation was not consolidated during 2004 and financial debt was prepaid in the first quarter of 2004. This change improved the consolidated liquidity indicator, which went from 1.01 to 1.43.

There were also changes in the activity ratio, which went from an inventory turnover of 14.66 to 11.61, coupled with an increase in inventory permanence from 24.56 to 31.02 days.

Other long-term assets fell by TCH$ 100.182.986, due mainly to the fact that the Peru operation was not consolidated in 2004 and to the early amortization of deferred expenses in the repurchase of part of the Series B bonds, all of the Chilean syndicated loan and part of the bilateral loan with Wachovia Bank during the fourth quarter of 2003.

Long-term liabilities fell by TCH$ 83.350.602 because of the payment of principal on the Chilean Series A Bonds in August 2003 and the prepayment of part of the Series B Bonds in the first quarter of 2004, as well as the full balance of the syndicated loan and part of the bilateral loan with Wachovia Bank. As a result of these payments, the Parent Company and its subsidiaries considerably reduced debt as compared to December 31, 2003 by approximately US$
104.000.000. The new debt profile of Coca-Cola Embonor and subsidiaries is provided in the table below.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


                     Financial Debt Profile as of March 31st

-------------------------------------------------------------------------------------------------------------------------
Instrument                            Balance              Balance                  Principal Amortizations
                                       as of
                                    12/31/2003        After Prepayment      2004        2005         2006        2007
                                       MUS$                 MUS$            MUS$        MUS$         MUS$        MUS$
Syndicated Loan                       44.365,8              -               -           -           -           -

Series B Bonds in UF                  44.308,9              11.597,6         0,02         0,10          0,20       0,30
144-A Bonds                          148.400,0             148.400,0          -           -        148.400,0       -
Bilateral Loan - Wachovia             25.000,0              17.500,0          -        5.000,0      10.000,0    2.500,0
Bilateral Loan - Rabobank             25.000,0              25.000,0          -        5.000,0      10.000,0   10.000,0
Credit Facilities                      9.200,0                -               -           -            -           -
                              -------------------------------------------------------------------------------------------
Total                                296.274,7             202.497.6         0.02     10.000,1     168.400,2   12.500,3
                              -------------------------------------------------------------------------------------------

There was a reduction in the consolidated debt ratio from 1.00 to 0.79 times equity plus minority interest because of the drop in debt discussed above.

Property, plant and equipment fell by TCH$ 77.130.548, due mainly to the fact that the Peru operation was not consolidated in 2004.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


III. Analysis of Book Values and the Economic Value of Assets

The following is noted regarding the principal assets of the company and its subsidiaries:

(a) Given the high turnover of items, the book values of working capital represent their market prices.

(b) The fixed assets of domestic companies are shown at their acquisition price, after price-level restatement. The book values of the property plant and equipment of Embonor S.A. do not differ from their market values. The property plant and equipment of foreign companies are appraised according to the provisions in Technical Bulletin No. 64 of the Chilean Accountants Association. The book values do not at this time differ from market prices.

All property plant and equipment considered dispensable are valued at the respective sale prices. The capacity of these fixed assets to generate flows has also been evaluated and cover the cost of depreciation during their remaining useful life.

(c) The stock investments by the Company in companies in which it has a significant influence have been valued according to the equity method (VPP). The Company's equity income was recognized on an accrual basis. Unrealized income on transactions between related companies has been eliminated.

(d) The goodwill arising from the differences between the equity value of the investment and the value paid on the date of purchase of the investments is shown at the acquisition price, after price-level restatement, and amortized in a period of 20 years according to Circular No. 1.358 of the Superintendency of Securities and Insurance.

In summary, the assets are shown according to generally accepted accounting principles and instructions issued by the Superintendency of Securities and Insurance. Therefore, these amounts do not exceed their net market values.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


IV.  Analysis of the Principal Components of Cash Flow.

Summary Consolidated Statements of Cash Flow
For the period ending March 31,

                                                        2004               2003            Variations        Variations
                                                        TCH$               TCH$               TCH$               %
Net Cash flow from operating activities                   265.320          1.790.559        (1.525.239)       (574.87)%
Net Cash flow from finance activities                 (54.356.059)         1.996.527       (56.352.586)       (103.67)%
Net Cash flow from investment activities               53.459.439         (3.169.292)       56.628.731         105.93%
                                                 ------------------ ------------------ ------------------ ---------------
Total Net cash flow for the period                       (631.300)           617.794        (1.249.094)       (202.19)%
                                                 ------------------ ------------------ ------------------ ---------------

The Company and its subsidiaries reported a negative net cash flow of TCH$
631.300 (MUS$1.024,2) during the period ended as of March 31, 2004, a negative variation of TCH$1.249.094 compared to the previous year. This net cash flow can be broken down as follows:

Operating activities generated a positive flow of TCH$ 265.320, which is smaller by TCH$1.525.239 than the one generated in the same period in the previous year. This variation is principally the result of decrease in financial income.

Financing activities generated a negative flow of TCH$ 54.356.059, which meant a negative change of TCH$ 56.352.586 compared to the previous year. The difference stems principally from the prepayment to capital of Chilean syndicated banks and Chilean Bonds A & B.

Investment activities resulted in a positive flow of TCH$ 53.459.439, which is TCH$56.628.731 greater than the investment flow in 2003. This variation is principally the result of sale of Peruvian operations.

Coca-Cola Embonor S.A. and Subsidiaries
Notes to Consolidated Financial Statements


V.   Analysis of Market Risk

The Company's business environment is subject, principally, to three types of risks:

a) Interest rate: as of March 31, 2004, 79.0% of the long-term debt of the Company was structured through fixed interest rates. The remaining 21.0% is comprised of a variable interest rate scheme called Libor and Tab (Average Base
Rate). These are the rates offered by banks on the international and national interbank market.

b) Foreign currency exchange rate: as of March 31, 2004, approximately 94.0% of the total interest-bearing debt of the Company was exposed to exchange fluctuations between Chilean pesos and U.S. Dollars. The remaining 6.0% is denominated in unidades de fomento and is therefore not subject to exchange rate risk.

This risk has been partially minimized because the parent company signed an interest rate swap agreement on July 17, 2003 with Banco Santander Santiago for the debt it owes to Wachovia Bank, National Association, and Rabobank Curacao N.V. in the amount of US$ 50.000.000. This agreement sets down a debt of TCH$ 35.000.000, at an exchange rate of CH$ 700, for principal and interest payments at the nominal annual base rate plus 2.45%. As a result, debt exposure to the US dollar is expected to be around 50.8% of the total.